   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 13, 2002
                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                    COMPUTER ASSOCIATES INTERNATIONAL, INC.
             (Exact Name of Registrant as Specified in Its Charter)

                        DELAWARE                                                 13-2857434
              (State or other Jurisdiction                                    (I.R.S. Employer
           of Incorporation or Organization)                               Identification Number)

                         ONE COMPUTER ASSOCIATES PLAZA
                            ISLANDIA, NEW YORK 11749
                                 (631) 342-5224
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)

                             STEVEN M. WOGHIN, ESQ.
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                         ONE COMPUTER ASSOCIATES PLAZA
                            ISLANDIA, NEW YORK 11749
                                 (631) 342-5224
           (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent For Service)

                                WITH COPIES TO:

                                BRUCE C. BENNETT
                              COVINGTON & BURLING
                          1330 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10019
                                 (212) 841-1000

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  From time to time after the effective date of this Registration Statement as determined by market conditions.

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. /X/

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE

                                                                    PROPOSED MAXIMUM     PROPOSED MAXIMUM
           TITLE OF EACH CLASS OF                  AMOUNT TO         OFFERING PRICE     AGGREGATE OFFERING        AMOUNT OF
        SECURITIES TO BE REGISTERED            BE REGISTERED(1)        PER UNIT(1)           PRICE(1)         REGISTRATION FEE
5% Convertible Senior Notes Due March 15,
  2007 of Computer Associates International,
  Inc.......................................     $660,000,000             100%             $660,000,000            $60,720
Common Stock, par value $.10 per share, of
  Computer Associates International,
  Inc.(2)...................................          (3)                                       --                   (4)
Total.......................................          --                   --                                      $60,720

(1) Estimated solely for the purpose of determining the registration fee in accordance with Rule 457(o) under the Securities Act and exclusive of accrued interest and dividends, if any.

(2) Includes preferred stock purchase rights (the "Rights") associated with shares of common stock. Until the occurrence of prescribed events, none of which have occurred, the Rights are not exercisable, are evidenced by the certificates representing the common stock and will be transferred along with and only with the common stock. No separate consideration is payable for the Rights.

(3) Such indeterminate number of shares of common stock that may be issued from time to time upon conversion of the 5% Convertible Notes registered hereby. Also includes, pursuant to Rule 416, such number of shares as may be issued as a result of stock splits, stock dividends and similar transactions.

(4) Pursuant to Rule 457(i) under the Securities Act, no registration fee is required to be paid in connection with the common stock registered hereby.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION RELATING TO THESE SECURITIES IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                SUBJECT TO COMPLETION, DATED SEPTEMBER 13, 2002

                                   PROSPECTUS

[LOGO]

                                  $660,000,000

                    COMPUTER ASSOCIATES INTERNATIONAL, INC.

                 5% CONVERTIBLE SENIOR NOTES DUE MARCH 15, 2007
                    AND SHARES OF COMMON STOCK ISSUABLE UPON
                         CONVERSION OF THE SENIOR NOTES

                               ------------------

    This prospectus covers resales by selling security holders of our 5% convertible senior notes due March 15, 2007 and shares of our common stock into which the notes are convertible.

    Our 5% convertible senior notes have the following provisions:

Interest Payments:                     March 15 and September 15 of each year

Conversion Rate:                       41.0846 shares per $1,000 principal amount of notes (subject to adjustment), equal to a conversion price of $24.34 per share

Repurchase Options:                    -          by noteholders upon a Fundamental Change as described in
                                                  this prospectus

                                       -          by us on or after March 21, 2005 at the redemption prices
                                                  set forth in this prospectus

    The notes are senior, unsecured obligations that rank equally with our existing and future unsecured and unsubordinated indebtedness. See "Description of Notes--Ranking."

    Prior to this offering, the notes have been eligible for trading on the PORTAL Market of the Nasdaq Stock Market. Notes sold by means of this prospectus are not expected to remain eligible for trading on the PORTAL Market. We do not intend to list the notes for trading on any national securities exchange or on the Nasdaq Stock Market.

    Our common stock trades on The New York Stock Exchange under the symbol "CA." The last reported sales price on September 11, 2002 was $11.84 per share.

    SEE "RISK FACTORS" ON PAGE 4 OF THIS PROSPECTUS TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE PURCHASING THE NOTES OR OUR COMMON STOCK.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this prospectus is           , 2002.

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
About This Prospectus.......................................      1
Summary.....................................................      2
Risk Factors................................................      4
Where You Can Find More Information About Us and This
  Offering..................................................      5
Forward-Looking Statements..................................      7
Use of Proceeds.............................................      7
Ratio of Earnings to Fixed Charges..........................      7
Selling Holders.............................................      8
Plan of Distribution........................................     13
Description of the Notes....................................     14
Description of Our Capital Stock............................     27
Certain United States Federal Income Tax Consequences.......     29
Legal Matters...............................................     36
Independent Accountants.....................................     36

                             ABOUT THIS PROSPECTUS

    This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a "shelf" registration or continuous offering process. Under this shelf registration process, selling holders may from time to time sell the securities described in this prospectus in one or more offerings.

    This prospectus provides you with a general description of the securities that the selling holders may offer. A selling holder may be required to provide you with a prospectus supplement containing specific information about the selling holder and the terms of the securities being offered. That prospectus supplement may include additional risk factors or other special considerations applicable to those securities. A prospectus supplement may also add, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading "Where You Can Find More Information About Us and this Offering."

    Unless we have indicated otherwise, "Computer Associates
International, Inc.," "Computer Associates," "CA," "the Company," "we," "us" and "our" refer to Computer Associates International, Inc. and its subsidiaries, unless the context requires or this prospectus states otherwise. Unless we have indicated otherwise, references hereafter in this prospectus to "$" or "dollar" are to the lawful currency of the United States.

                                    SUMMARY

    THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. THIS SUMMARY IS NOT COMPLETE AND DOES NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE INVESTING IN OUR SECURITIES. YOU SHOULD CAREFULLY READ THE ENTIRE PROSPECTUS, INCLUDING THE RISK FACTORS, THE FINANCIAL STATEMENTS AND THE DOCUMENTS INCORPORATED BY REFERENCE.

                                  THE COMPANY

    The Company is a leading eBusiness software company. The Company's solutions address a wide range of eBusiness Process Management, eBusiness Information Management and eBusiness Infrastructure Management in six focus areas:
Enterprise Management, Storage, Security, Application Life Cycle Management, Data Management and Application Development, and Portal and Business Intelligence. The Company's portfolio of software products and its professional services organization dedicated to understanding the needs of its customers reflect a commitment to meeting the technology requirements of eBusinesses in every sector of the economy.

GENERAL

    Built upon a common services infrastructure, the Company's array of eBusiness Process Management, eBusiness Information Management and eBusiness Infrastructure Management solutions are available for use on a variety of mainframe and distributed systems. Because of its independence from hardware manufacturers, the Company provides customers with integrated solutions that are platform neutral.

    The Company's products can be used with all major hardware platforms, operating systems and application development environments. The operating environments include, among others, z/OS (mainframe) from IBM, Windows NT/2000/XP from Microsoft, UNIX, as provided by various hardware vendors such as Sun Microsystems, Hewlett-Packard, IBM and Compaq, and Linux from companies such as Red Hat, Caldera and SuSe.

    The Company maintains a philosophy of internally developing products, exemplified by its flagship product family Unicenter, which management believes is the industry's de facto standard for enterprise systems management software (as evidenced by the Company's position as market leader in IDC's Enterprise System Management Software Market Forecast and Analysis, 2000-2004), coupled with the acquisition of key technology, the integration of the two, and the establishment of strategic alliances with key business partners. The Company's service philosophy is similarly marked by a commitment to the development of an internal service staff, the acquisition of third-party service organizations, the integration of the two, and long-standing alliances with leading service providers.

                              RECENT DEVELOPMENTS

    Please see the recent developments described in our Annual Report on Form 10-K for the year ended March 31, 2002 and in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, which are incorporated by reference in this prospectus.

                        OUR PRINCIPAL EXECUTIVE OFFICES

    We are a corporation organized and existing under the laws of the State of Delaware. Our principal executive office is located at One Computer Associates Plaza, Islandia, New York 11749, and our telephone number is (631) 342-5224.

                                   THE NOTES

Interest..................................  We will pay interest on the principal amount of the notes on March 15 and September 15 of each year,
                                            commencing on September 15, 2002.

Conversion................................  You may convert all or some of the notes at any time prior to the close of business on the business day
                                            immediately preceding March 15, 2007 at a conversion
                                            price of $24.34 per share. The initial conversion price
                                            is equivalent to a conversion rate of 41.0846 shares per
                                            $1,000 principal amount of notes. The conversion price
                                            is subject to adjustment. Upon conversion, you will not
                                            receive any cash representing accrued interest. For more
                                            information, see "Description of the Notes--Conversion
                                            of Notes."

Ranking...................................  The notes are senior unsecured indebtedness and rank equally with all of our existing and future senior
                                            unsecured indebtedness. The notes are effectively
                                            subordinated to all of our existing and future secured
                                            indebtedness to the extent of the assets securing that
                                            indebtedness and to any indebtedness of our subsidiaries
                                            to the extent of the assets of those subsidiaries. As of
                                            June 30, 2002, we had approximately $3.3 billion of
                                            total consolidated indebtedness, including $660 million
                                            outstanding under the notes and approximately
                                            $2.6 billion of other senior indebtedness. As of June
                                            30, 2002, the aggregate principal amount of our secured
                                            indebtedness was approximately $6.4 million. For more
                                            information, see "Description of the Notes--Ranking."

Global Notes; Book-Entry System...........  We issued the notes in registered form without interest coupons and in minimum denominations of $1,000. We have
                                            deposited global notes with, or on behalf of, The
                                            Depository Trust Company, which we refer to as DTC. DTC
                                            and its participants maintain records that show
                                            beneficial ownership in the notes, and those interests
                                            can be transferred only through those records. See
                                            "Description of Notes--Book-Entry System."

Optional Redemption at Our Option.........  We may redeem some or all of the notes on or after March
                                            21, 2005 at the redemption prices set forth in this
                                            prospectus plus accrued and unpaid interest to, but
                                            excluding, the redemption date. For more information,
                                            see "Description of the Notes--Optional Redemption by
                                            the Company."

Repurchase of Notes at Your Option Upon a
  Fundamental Change......................  If we undergo a Fundamental Change, as described in this prospectus, you will have the option to require us to
                                            repurchase for cash all or any portion of your notes not
                                            previously called for redemption. We will pay a
                                            repurchase price equal to 100% of the principal amount
                                            of the notes to be repurchased plus accrued and unpaid
                                            interest to, but excluding, the repurchase date. For
                                            more information, see "Description of the
                                            Notes--Repurchase at Option of the Holder Upon a
                                            Fundamental Change."

Governing Law.............................  The laws of the State of New York govern the indenture and the notes.

                                  RISK FACTORS

    Investing in the notes involves risk. Please refer to the risk factors below and those described in our Annual Report on Form 10-K for the year ended
March 31, 2002 and in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 which are incorporated by reference into this prospectus. Any of those risk factors, or others, many of which are beyond our control, could adversely affect our revenue, profitability and/or cash flow in the future. In such case, our ability to make payments on the notes could be impaired, the trading price of the notes and our common stock could decline, and you could lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below, elsewhere in this prospectus and in the documents incorporated by reference in this prospectus. Our business, results of operations and financial condition are subject to a number of risk factors, including the following:

RISKS RELATING TO COMPUTER ASSOCIATES

    Please see the risk factors described in our Annual Report on Form 10-K for the year ended March 31, 2002 and in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 for a description of the risks relating to Computer Associates.

RISKS RELATED TO THE NOTES

    WE EXPECT THAT THE TRADING VALUE OF THE NOTES WILL BE SIGNIFICANTLY AFFECTED BY THE PRICE OF OUR COMMON STOCK AND OTHER FACTORS.

    The market price of the notes is expected to be significantly affected by the market price of our common stock. This may result in greater volatility in the trading value of the notes than would be expected for nonconvertible debt securities we issue.

CHANGES IN OUR CREDIT RATING OR THE CAPITAL MARKETS COULD ADVERSELY AFFECT THE
  PRICE OF THE NOTES.

    The selling price or any premium offered for the notes will be based on a number of factors, including:

    - our ratings with major credit rating agencies;

    - the prevailing interest rates being paid by other companies similar to us for similar securities; and

    - the overall condition of the financial markets.

    The condition of the capital markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. Fluctuations in these factors could have an adverse effect on the price of the notes.

    In addition, credit rating agencies continually revise their ratings for the companies that they follow, including us. On March 1, 2002, Moody's announced that it downgraded our senior unsecured rating from Baa1 to Baa2. The credit rating agencies also evaluate our industry as a whole and may change their credit ratings for us based on their overall view of our industry. We cannot be sure that credit rating agencies will maintain their ratings on the notes. A negative change in our ratings could have an adverse effect on the price of the notes.

WE MAY NOT HAVE THE ABILITY TO RAISE THE FUNDS NECESSARY TO FINANCE THE
  FUNDAMENTAL CHANGE PURCHASE.

    Upon the occurrence of a Fundamental Change involving our company, holders of the notes may require us to purchase their notes. However, it is possible that we would not have sufficient funds at that time to make the required purchase of the notes. Any future credit agreements or other agreements relating to other indebtedness to which we become a party may contain restrictions and provisions prohibiting us from repurchasing any notes. In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, may not constitute a Fundamental Change under the indenture. See "Description of the Notes--Repurchase at Option of Holders Upon a Fundamental Change."

OUR STOCK PRICE MAY CONTINUE TO BE VOLATILE.

    Our stock price is subject to significant fluctuations in response to, among other things, variations in quarterly operating results, the gain or loss of significant contracts, changes in earnings estimates by analysts or in rating outlooks by ratings agencies, announcements of technological innovations or new products by us or our competitors, changes in domestic and international economic and business conditions, general conditions in the software and computer industries and other events or factors. Moreover, the stock market in general has experienced extreme price and volume fluctuations that have affected the market price of many companies in industries similar or related to ours and that have been unrelated to the operating performance of these companies. These market fluctuations in the past have adversely affected and may continue to adversely affect the market price of our common stock.

HEDGING TRANSACTION AND OTHER TRANSACTIONS MAY AFFECT THE VALUE OF THE NOTES.

    We have entered into an arrangement with Banc of America Securities LLC and Salomon Smith Barney Inc. to limit the market risks associated with our obligations under the notes by purchasing call spread repurchase options from them. In connection with these hedging arrangements, Banc of America Securities LLC and Salomon Smith Barney Inc. have taken positions in our common stock in secondary market transactions and have entered into various derivative transactions after the pricing of the notes. Banc of America Securities LLC and Salomon Smith Barney Inc. are likely to modify their hedge positions from time to time prior to conversion, redemption or maturity of the notes by purchasing and selling shares of our common stock, other securities of the Company or other instruments they may wish to use in connection with such hedging. We cannot assure you that such activity will not affect the market price of our common stock.

    Furthermore, as in the past, we intend to continue our practice of acquiring our common stock to satisfy our obligations under various employee benefit plans and for other corporate purposes. Therefore, we expect to acquire shares of our common stock and enter into other transactions related to our common stock during the term of the notes. Depending on, among other things, future market conditions, the aggregate amount and the composition of such positions, the aggregate amount of any such acquisitions are likely to vary over time.

    The effect, if any, of any of these transactions and activities on the market price of our common stock or the notes will depend in part upon market conditions and cannot be ascertained at this time, but any of these activities could materially and adversely affect the value of our common stock and the value of the notes.

         WHERE YOU CAN FIND MORE INFORMATION ABOUT US AND THIS OFFERING

    We have filed with the SEC a registration statement on Form S-3 under the Securities Act, to register the notes and common stock offered by this prospectus. This prospectus does not contain all of the information included in the registration statement and the exhibits and the schedules to the registration statement. We strongly encourage you to read carefully the registration statement and the exhibits and the schedules to the registration statement.

    Any statement made in this prospectus concerning the contents of any contract, agreement or other document is only a summary of the actual contract, agreement or other document. If we have filed any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

    We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may obtain any document we file with the SEC at the SEC's public reference rooms in Washington, D.C., Chicago, Illinois and New York, New York. You may obtain information on the operation of the SEC's public reference facilities by calling the SEC at 1-800-SEC-0330. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549-1004, or at its regional office at 233 Broadway, New York, NY 10279. Our SEC filings are also accessible through the Internet at the SEC's website at http://www.sec.gov.

    The SEC permits us to "incorporate by reference" into this prospectus the information contained in documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus, while information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act until the offering is completed:

    (1) our Annual Report on Form 10-K for the year ended March 31, 2002;

    (2) our Quarterly Report on Form 10-Q for the quarter ended June 30, 2002;

    (3) our Proxy Statement on Schedule 14-A filed July 26, 2002;

    (4) our Current Report on Form 8-K filed August 9, 2002;

    (5) our Form 8-A filed February 17, 1982, which in turn incorporates by reference the description of Computer Associates Common Stock, par value $.10 per share, in Computer Associates' registration statement on Form S-1 (Registration No. 2-74618) filed under the Securities Act; and

    (6) our Current Report on Form 8-K filed June 18, 1991 and the portion of our Annual Report on Form 10-K for the fiscal year ended March 31, 1995 amending the rights agreement incorporated by reference in that Form 8-K, which includes a description of our preferred stock purchase rights associated with our common stock.

    You may request a copy of these filings, at no cost to you, by writing or telephoning us at: One Computer Associates Plaza, Islandia, New York 11749,
Attention: Investor Relations; telephone: (631) 342-5224. If you request a copy of any or all of the documents incorporated by reference, we will send you the copies you request. However, we will not send exhibits to the documents, unless the exhibits are specifically incorporated by reference in the documents.

    YOU SHOULD RELY ONLY ON THE INFORMATION PROVIDED IN THIS PROSPECTUS OR INCORPORATED BY REFERENCE INTO THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OR SOLICITING A PURCHASE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH THE OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE THE OFFER OR SOLICITATION. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR THE PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THE DOCUMENT.

                           FORWARD-LOOKING STATEMENTS

    This prospectus contains or incorporates by reference certain forward-looking statements and information relating us that are based on our beliefs and assumptions as well as information currently available to management. When used or incorporated by reference in this document, the words "anticipate," "believe," "estimate," "expect" and similar expressions are intended to identify forward-looking statements. These statements are included or incorporated by reference in this prospectus, including in the sections entitled "Summary," "The Company," and "Business". Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, some of which are included or incorporated by reference in this prospectus under "Risk Factors." Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described as anticipated, believed, estimated, or expected. We do not intend to update these forward-looking statements after the registration statement of which this prospectus forms a part becomes effective.

                                USE OF PROCEEDS

    The selling holders will receive all of the net proceeds of the resale of the notes and our common stock issuable upon conversion of the notes. We will not receive any of the proceeds from the resale of any of these securities.

                       RATIO OF EARNINGS TO FIXED CHARGES

    The following table sets forth the ratios of earnings to fixed charges of the Company for the periods indicated:

                                                          FISCAL YEAR ENDED MARCH 31,                 THREE MONTHS
                                              ----------------------------------------------------       ENDED
                                                1998       1999       2000       2001       2002     JUNE 30, 2002
                                              --------   --------   --------   --------   --------   --------------
Ratio of Earnings to Fixed Charges..........   10.66x     6.08x      4.79x        n/a         n/a         n/a

                                                                         (IN MILLIONS)

Deficiency of Earnings to Fixed Charges.....      n/a       n/a        n/a       $663      $1,381         $99

    For purposes of this computation, earnings are defined as pre-tax earnings or loss from continuing operations of the Company plus fixed charges. Fixed charges are the sum of (i) interest expensed, (ii) amortization of deferred financing costs and debt discounts and (iii) the portion of operating lease rental expense that is representative of the interest factor (deemed to be one-third). The ratio of earnings to fixed charges of the Company was less that
1.00 for the years ended March 31, 2001 and 2002 and the three months ended
June 30, 2002; thus, earnings available for fixed charges were inadequate to cover fixed charges for such periods. The deficiency in earnings to fixed charges for the years ended March 31, 2001 and 2002 and the three months ended June 30, 2002 was $663 million, $1,381 million and $99 million, respectively. Earnings were impacted for the years ended March 31, 2001 and 2002 and the three months ended June 30, 2002 by a change to our business model in October 2000, which resulted in deferred revenues (on subscription-based fee contracts) of $1,875 million as at March 31, 2001, $3,226 million as at March 31, 2002 and $3,256 million as at June 30, 2002. While the new business model causes the Company to change the way it recognizes revenue, it does not necessarily change the Company's overall expected cash generated from operations, since customers are expected to continue to pay fees over the contract period. In addition, costs continue to be recorded in the same fashion as under the Company's old business model. The ratio of earnings to fixed charges should be read in conjunction with the financial statements and other financial data included or incorporated by reference in this prospectus.

                                SELLING HOLDERS

    We originally issued the notes to Banc of America Securities LLC, Salomon Smith Barney Inc., ABN AMRO Rothschild LLC, Mizuho International plc, Robertson Stephens, Inc., RBC Capital Markets Inc. and Tokyo-Mitsubishi International plc as initial purchasers in a transaction exempt from the registration requirements of the Securities Act. The initial purchasers resold the notes in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by them to be qualified institutional buyers as defined in Rule 144A under the Securities Act.

    The selling holders, including their transferees, pledgees, donees or other successors, may from time to time offer and sell pursuant to this prospectus any or all of the notes and the common stock issuable upon conversion of the notes. Any selling holder may also elect not to sell any notes or common stock issuable upon conversion of the notes held by it. Only those notes and shares of common stock issuable upon conversion of the notes listed below or in any supplement hereto may be offered for resale by the selling holders pursuant to this prospectus.

    The following table sets forth recent information with respect to the selling holders of the notes and the respective number of notes beneficially owned by each selling holder that may be offered for each selling holder's account pursuant to this prospectus. We prepared this table based on information supplied to us by or on behalf of the selling holders. The selling holders may offer and sell all, some or none of the notes and the common stock issuable upon conversion of the notes listed below by using this prospectus. Because the selling holders may offer all or only some portion of the notes or the common stock listed in the table, no estimate can be given as to the amount of those securities that will be held by the selling holders upon termination of any sales. In addition, the selling holders identified in the table below may have sold, transferred or disposed of all or a portion of their notes or shares of common stock issuable upon conversion of the notes since the date on which they provided the information regarding their ownership of those securities included in this prospectus.

                                                                                              SHARES OF
                                  AGGREGATE PRINCIPAL                        SHARES OF       COMMON STOCK
                                    AMOUNT OF NOTES         SHARES OF          COMMON     BENEFICIALLY OWNED
                                  BENEFICIALLY OWNED       COMMON STOCK        STOCK       AFTER COMPLETION
SELLING HOLDERS                       AND OFFERED       BENEFICIALLY OWNED    OFFERED      OF THE OFFERING
---------------                   -------------------   ------------------   ----------   ------------------
Absolute Return Fund Ltd........      99,000                4,067              4,067            0
Ace Tempest Reinsurance Ltd.....     440,000                18,077            18,077            0
Aid Association for Lutherans,      2,000,000               82,169            82,169            0
  as successor to Lutheran
  Brotherhood...................
AIG/National Union Fire             1,125,000               46,220            46,220            0
  Insurance.....................
Akela Capital Master Fund,          2,000,000               82,169            82,169            0
  LTD...........................
Allstate Life Insurance             1,000,000               76,084            41,084         35,000
  Company.......................
Aloha Airlines Non-Pilots             25,000                1,027              1,027            0
  Pension Trust.................
Aloha Pilots Retirement Trust...      15,000                 616                616             0
Alta Partners Holdings, LDC.....    27,500,000            1,129,826          1,129,826          0
American Samoa Government.......      50,000                2,054              2,054            0
Amerisure Mutual Insurance           210,000                8,627              8,627            0
  Company.......................
Arbitex Master Fund, L.P........    15,500,000             636,811            636,811           0
Arkansas PERS...................    1,090,000               44,782            44,782            0
Associated Electric & Gas            800,000                32,867            32,867            0
  Insurance Services Limited....
Attorneys Title Insurance            125,000                5,135              5,135            0
  Fund..........................
Aventis Pension Master Trust....     230,000                9,449              9,449            0
Banc of America Securities          9,184,000              377,320            377,320           0
  LLC...........................

                                                                                              SHARES OF
                                  AGGREGATE PRINCIPAL                        SHARES OF       COMMON STOCK
                                    AMOUNT OF NOTES         SHARES OF          COMMON     BENEFICIALLY OWNED
                                  BENEFICIALLY OWNED       COMMON STOCK        STOCK       AFTER COMPLETION
SELLING HOLDERS                       AND OFFERED       BENEFICIALLY OWNED    OFFERED      OF THE OFFERING
---------------                   -------------------   ------------------   ----------   ------------------
Bancroft Convertible Fund,          1,000,000               41,084            41,084            0
  Inc...........................
Bank Austria Cayman Islands,        6,500,000              267,049            267,049           0
  LTD...........................
Bay County PERS.................     135,000                5,546              5,546            0
Bear Stearns International          5,000,000              205,423            205,423           0
  Limited (BSIL)................
BN Convertible Securities Top        350,000                14,379            14,379            0
  Fund..........................
Boilermaker--Blacksmith Pension     1,275,000               52,382            52,382            0
  Trust.........................
Boilermakers Blacksmith Pension     1,375,000               56,491            56,491            0
  Trust.........................
BP Amoco PLC Master Trust.......    1,217,000               49,999            49,999            0
CALAMOS Convertible                  140,000                5,751              5,751            0
  Portfolio--CALAMOS Advisors
  Trust.........................
CALAMOS Convertible Fund--          6,250,000              256,778            256,778           0
  CALAMOS Investment Trust......
CALAMOS Market Neutral              10,320,000             423,993            423,993           0
  Fund--CALAMOS Investment
  Trust.........................
Canyon Capital Arbitrage Master     8,250,000              338,947            338,947           0
  Fund, Ltd.....................
Canyon Capital Value Realization    11,275,000             463,228            463,228           0
  Fund (Cayman), Ltd............
Canyon Mac 18, Ltd. (RMF).......    1,925,000               79,087            79,087            0
Canyon Value Realization Fund,      6,050,000              248,561            248,561           0
  L.P...........................
City of Albany Pension Plan.....     110,000                4,519              4,519            0
City of Knoxville Pension            300,000                12,325            12,325            0
  System........................
Clinton Multistrategy Master        9,250,000              380,032            380,032           0
  Fund, Ltd.....................
Clinton Riverside Convertible       9,250,000              380,032            380,032           0
  Portfolio Limited.............
Consulting Group Capital Markets     500,000                20,542            20,542            0
  Funds.........................
Context Convertible Arbitrage        500,000                20,542            20,542            0
  Fund, LP......................
Delaware PERS...................    1,530,000               62,859            62,859            0
Delta Airlines Master Trust.....    1,910,000               78,471            78,471            0
Delta Airlines Master Trust.....     665,000                27,321            27,321            0
Delta Air Lines Master Trust--       355,000                14,585            14,585            0
  High Income...................
Delta Pilots Disability and          425,000                17,460            17,460            0
  Survivorship Trust............
Deutsche Bank AG--London........    4,500,000              184,880            184,880           0
Deutsche Bank Securities Inc....    14,000,000             575,184            575,184           0
DKR Fixed Income Holding Fund       4,500,000              184,880            184,880           0
  Ltd...........................
Dorinco Reinsurance Company.....     710,000                29,170            29,170            0
The Dow Chemical Company            2,500,000              102,711            102,711           0
  Employees' Retirement Plan....

                                                                                              SHARES OF
                                  AGGREGATE PRINCIPAL                        SHARES OF       COMMON STOCK
                                    AMOUNT OF NOTES         SHARES OF          COMMON     BENEFICIALLY OWNED
                                  BENEFICIALLY OWNED       COMMON STOCK        STOCK       AFTER COMPLETION
SELLING HOLDERS                       AND OFFERED       BENEFICIALLY OWNED    OFFERED      OF THE OFFERING
---------------                   -------------------   ------------------   ----------   ------------------
Drury University................      35,000                1,437              1,437            0
Drury University................      10,000                 410                410             0
Duke Endowment..................     275,000                11,298            11,298            0
Eagle Pacific Insurance              230,000                9,449              9,449            0
  Company.......................
Employee's Retirement of N.O.        550,000                22,596            22,596            0
  Sewer/Water Board.............
The Estate of James Campbell....     278,000                11,421            11,421            0
Federated American Leaders Fund,    8,000,000              328,676            328,676           0
  Inc...........................
Federated Insurance Series (on      1,200,000               49,301            49,301            0
  behalf of its Federated
  American Leaders Fund II).....
The Fondren Foundation..........      75,000                3,081              3,081            0
F.R. Conv. Sec Fn...............     175,000                7,189              7,189            0
Global Bermuda Limited              3,800,000              156,121            156,121           0
  Partnership...................
Goldman Sachs and Company.......    31,580,000            1,297,451          1,297,451          0
Goldman Sachs & Co. Profit            90,000                3,697              3,697            0
  Sharing Master Trust..........
Granville Capital Corporation...    8,000,000              328,676            328,676           0
Greek Catholic Union of the           50,000                2,054              2,054            0
  USA...........................
Gulf Investment Corporation.....     340,000                13,968            13,968            0
Hartford HLS Funds (on behalf of      50,000                2,054              2,054            0
  its Hartford American Leaders
  HLS Fund).....................
Hawaiian Airlines Employees           10,000                 410                410             0
  Pension Plan--IAM.............
Hawaiian Airlines Pension Plan        5,000                  205                205             0
  for Salaried Employees........
Hawaiian Airlines Pilots              25,000                1,027              1,027            0
  Retirement Plan...............
HBK Master Fund L.P.............    36,950,000            1,518,075          1,518,075          0
Highbridge International LLC....    26,000,000            1,068,199          1,068,199          0
Hillblom Foundation.............      80,000                3,286              3,286            0
H.K. Porter Company, Inc........      30,000                1,232              1,232            0
Hotel Union & Hotel Industry of      380,000                15,612            15,612            0
  Hawaii Pension Plan...........
HSBC Trustee, Zola Managed           700,000                28,759            28,759            0
  Trust.........................
ICI American Holdings Trust.....     560,000                23,007            23,007            0
Indiana Lumbermens Mutual            450,000                18,488            18,488            0
  Insurance.....................
Innovest Finanzdienstleistungs       280,000                11,503            11,503            0
  AG............................
The James Campbell Corporation..     230,000                9,449              9,449            0
Jefferies & Company Inc.........      8,000                  328                328             0
JP Morgan Securities Inc........    33,500,000            1,376,334          1,376,334          0
Kettering Medical Center Funded       70,000                2,875              2,875            0
  Depreciation Account..........
Knoxville Utilities Board            185,000                7,600              7,600            0
  Retirement System.............

                                                                                              SHARES OF
                                  AGGREGATE PRINCIPAL                        SHARES OF       COMMON STOCK
                                    AMOUNT OF NOTES         SHARES OF          COMMON     BENEFICIALLY OWNED
                                  BENEFICIALLY OWNED       COMMON STOCK        STOCK       AFTER COMPLETION
SELLING HOLDERS                       AND OFFERED       BENEFICIALLY OWNED    OFFERED      OF THE OFFERING
---------------                   -------------------   ------------------   ----------   ------------------
Koch Industries Inc. Master          350,000                14,379            14,379            0
  Pension Trust.................
Lakeshore International, LTD....    17,700,000             727,197            727,197           0
Lexington (IMA) Limited.........     168,000                6,902              6,902            0
Louisiana CCRF..................     190,000                7,806              7,806            0
Louisiana Workers' Compensation      320,000                13,147            13,147            0
  Corporation...................
Lyxor Master Fund c/o Zola          1,400,000               57,518            57,518            0
  Capital Management, LLC.......
Lyxor Master Fund ref HW........    5,000,000              205,423            205,423           0
Macomb County Employees'             315,000                12,941            12,941            0
  Retirement System.............
Man Convertible Bond Master         6,295,000              258,627            258,627           0
  Fund, Ltd.....................
Marathon Global Convertible         30,000,000            1,232,538          1,232,538          0
  Master Fund, Ltd..............
Microsoft Corporation--High         1,560,000               64,091            64,091            0
  Income........................
Nicholas Applegate Investment         10,000                 410                410             0
  Grade Convertible.............
OCM High Income Convertible         1,030,000               42,317            42,317            0
  Limited Partnership...........
Ohio National Fund, Inc. (on          30,000                1,232              1,232            0
  behalf of its Blue Chip
  Portfolio)....................
Ondeo Nalco.....................     205,000                8,422              8,422            0
OZ Convertible Master Fund,          378,000                15,529            15,529            0
  Ltd...........................
OZ MAC 13 Ltd...................      92,000                3,779              3,779            0
OZ Master Fund, Ltd.............    4,130,000              169,679            169,679           0
Pacific Eagle Insurance              130,000                5,340              5,340            0
  Company.......................
Port Authority of Allegheny          640,000                26,294            26,294            0
  County Retirement and
  Disability Allowance Plan for
  the Employees Represented by
  Local 85 of the Amalgamated
  Transit Union.................
Prudential Insurance Co. of           90,000                3,697              3,697            0
  America.......................
Ramius Capital Group............     750,000                30,813            30,813            0
Ramius LP.......................     133,000                5,464              5,464            0
RCG Baldwin LP..................     267,000                10,969            10,969            0
RCG Halifax Master Fund, LTD....    2,250,000               92,440            92,440            0
RCG Latitude Master Fund, LTD...    3,350,000              137,633            137,633           0
RCG Multi Strategy, LP..........    4,750,000              195,151            195,151           0
RenaissanceRe Holdings Ltd......     430,000                17,666            17,666            0
Royal Bank of Canada............    10,000,000             696,939            410,846        286,093
R2 Investments, LDC.............    15,000,000             616,269            616,269           0
S.A.C. Capital Associates,          5,000,000              205,423            205,423           0
  LLC...........................
San Diego County Employee's          245,000                10,065            10,065            0
  Retirement Association--High
  Income........................

                                                                                              SHARES OF
                                  AGGREGATE PRINCIPAL                        SHARES OF       COMMON STOCK
                                    AMOUNT OF NOTES         SHARES OF          COMMON     BENEFICIALLY OWNED
                                  BENEFICIALLY OWNED       COMMON STOCK        STOCK       AFTER COMPLETION
SELLING HOLDERS                       AND OFFERED       BENEFICIALLY OWNED    OFFERED      OF THE OFFERING
---------------                   -------------------   ------------------   ----------   ------------------
SCI Endowment Care Common Trust       40,000                1,643              1,643            0
  Fund--First Union.............
SCI Endowment Care Common Trust      145,000                5,957              5,957            0
  Fund--National Fiduciary
  Services......................
SCI Endowment Care Common Trust       65,000                2,670              2,670            0
  Fund--Suntrust................
Serena Limited..................      43,000                1,766              1,766            0
Southdown Pension Plan..........     130,000                5,340              5,340            0
Southern Farm Bureau Life           1,150,000               47,247            47,247            0
  Insurance.....................
SPT.............................    1,530,000               62,859            62,859            0
Starvest Combined Portfolio.....    1,150,000               47,247            47,247            0
State of Florida Division of        3,675,000              150,985            150,985           0
  Treasury......................
State of Florida, Office of the     1,300,000               53,409            53,409            0
  Treasurer.....................
State of Oregon--Equity.........    4,840,000              198,849            198,849           0
State of Oregon/SAIF                 800,000                32,867            32,867            0
  Corporation...................
St. Thomas Trading, Ltd.........    10,812,000             444,206            444,206           0
SunAmerica Series Trust (on          720,000                29,580            29,580            0
  behalf of its Federated Value
  Portfolio)....................
Syngenta AG.....................     260,000                10,681            10,681            0
Tribeca Investments, LLC........    10,000,000             410,846            410,846           0
Tripar Partnership--HI..........     440,000                18,077            18,077            0
TQA Master Fund, Ltd............    1,500,000               61,626            61,626            0
TQA Master Plus Fund, Ltd.......     500,000                20,542            20,542            0
UFJ Investments Asia Ltd........    9,500,000              390,303            390,303           0
Union Carbide Retirement            1,300,000               53,409            53,409            0
  Account.......................
United Food and Commercial           565,000                23,212            23,212            0
  Workers Local 1262 and
  Employers Pension Fund........
Viacom Inc. Pension Plan Master       37,000                1,520              1,520            0
  Trust.........................
Vopak USA Inc, Retirement Plan       300,000                12,325            12,325            0
  (f.k.a. Van Waters & Rogers,
  Inc. Retirement Plan).........
WPG Convertible Arbitrage           3,000,000              123,253            123,253           0
  Overseas Master Fund, L.P.....
Zazove Convertible Securities       1,300,000               53,409            53,409            0
  Fund, Inc.....................
Zeneca Holdings Trust...........     385,000                15,817            15,817            0
Zola Partners, L.P..............    1,400,000               57,518            57,518            0
Zurich Institutional Benchmarks     2,000,000               82,169            82,169            0
  Master Fund Ltd...............

    To our knowledge, other than their ownership of the securities described in the above table, none of the selling holders has, or has had within the past three years, any position, office or other material relationship with us or any of our predecessors or affiliates, except that Salomon Smith Barney acted as the initial purchaser of the notes and acts as an adviser to us from time to time with respect to other matters.

                              PLAN OF DISTRIBUTION

    The notes and the common stock issuable upon conversion of the notes may be offered and sold from time to time to purchasers directly by the selling holders. Alternatively, the selling holders may from time to time offer those securities to or through underwriters, broker-dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the selling holders or the purchasers of the securities for whom they act as agents. The selling holders and any underwriters, broker-dealers or agents that participate in the distribution of the securities may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the sale of securities and any discounts, commissions, concessions or other compensation received by any underwriter, broker-dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act.

    The securities may be sold from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The sale of the securities may be effected in transactions, which may involve crosses or block transactions:

    - on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

    - in the over-the-counter market;

    - in transactions otherwise than on exchanges or in the over-the-counter market;

    - through the writing and exercise of options; or

    - through the settlement of short sales.

    At the time a particular offering of the securities is made, if required, a prospectus supplement will be distributed, which will set forth the names of the selling holders, the aggregate amount and type of securities being offered and the terms of the offering, including the name or names of any underwriters, broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling holders and any discounts, commissions or concessions allowed or reallowed to paid broker-dealers.

    To comply with the securities laws of some jurisdictions, if applicable, the securities will be offered or sold in some jurisdictions only through registered or licensed brokers or dealers. In addition, in some jurisdictions the securities may not be offered or sold unless they have been registered or qualified for sale in those jurisdictions or any exemption from registration or qualification is available and is complied with.

    The selling holders and any other person participating in the distribution of securities will be subject to applicable provisions of the Securities Exchange Act and the rules and regulations under the Securities Exchange Act, including, without limitation, Regulation M of the Securities Exchange Act, which may limit the timing of purchases and sales of any of the offered securities by the selling holders and any other person. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the offered securities to engage in market-making activities with respect to the particular offered securities being distributed. Compliance with the Securities Exchange Act, as described in this paragraph, may affect the marketability of the offered securities and the ability of any person or entity to engage with respect to the offered securities.

    Pursuant to a registration rights agreement, we have borne all fees and expenses incurred in connection with the registration of the notes and the common stock issuable upon conversion of the notes, except that selling holders will pay all broker's commissions and underwriting discounts and commissions, if any, in connection with any sales effected pursuant to this prospectus. We will indemnify the selling holders against some civil liabilities, including some liabilities under the Securities Act or the Securities Exchange Act or otherwise, or alternatively the selling holders will be entitled to contribution in connection with those liabilities.

                            DESCRIPTION OF THE NOTES

    We issued the notes under a document called the "indenture". The indenture is a contract between us and State Street Bank and Trust Company, who is serving as trustee. The law of the State of New York governs both the indenture and the notes. In this section, references to "we", "our", "us" or "the Company" refer solely to Computer Associates International, Inc. and not its subsidiaries.

GENERAL

    The notes are our senior unsecured obligations and rank equally with all our other senior unsecured indebtedness. However, the notes are structurally subordinated to indebtedness of our subsidiaries and effectively subordinated to our secured debt to the extent of the value of the assets securing such debt. The notes are convertible into common stock as described under the caption "--Conversion of Notes." Upon registration of the resale of the notes and the common stock issuable upon conversion of the notes, the indenture will be subject to and governed by the Trust Indenture Act of 1939, as amended.

    We issued the notes at a price to investors of $1,000 per note. The notes were issued only in denominations of $1,000 and multiples of $1,000. The notes will mature on March 15, 2007 unless earlier converted, redeemed at our option or repurchased by us at your option upon a Fundamental Change.

    We are not subject to any financial covenants under the indenture. In addition, we are not restricted under the indenture from paying dividends, incurring debt or issuing or repurchasing our securities.

    You are not afforded protection in the event of a highly leveraged transaction, or a change in control of us under the indenture except to the extent described below under the caption "--Repurchase at Option of the Holder Upon a Fundamental Change."

    The notes bear interest at the annual rate of 5%. Interest will be calculated on the basis of a 360-day year of twelve 30-day months. We will pay interest on March 15 and September 15 of each year, beginning September 15, 2002 to record holders at the close of business on the preceding March 1 and September 1, as the case may be, except:

    - interest payable upon redemption will be paid to the person to whom principal is payable, unless the redemption date is an interest payment date in which case interest shall be paid to the record holder; and

    - as set forth in the next sentence.

    In case you convert your note into common stock during the period after any record date but prior to the next interest payment date, either:

    - we will not be required to pay interest on the interest payment date if the note has been called for redemption on a redemption date that occurs during this period, but accrued and unpaid interest on such note will be paid on the redemption date; or

    - we will not be required to pay interest on the interest payment date if the note is to be repurchased in connection with a Fundamental Change on a repurchase date that occurs during this period, but accrued and unpaid interest on such note will be paid on such repurchase date; or

    - if otherwise, any note not called for redemption that is submitted for conversion during this period must also be accompanied by an amount equal to the interest due on the interest payment date on the converted principal amount, unless at the time of the conversion there is a default in the payment of interest on the notes. See "--Conversion of Notes."

    We will maintain an office in Boston, Massachusetts, for the payment of interest, which shall initially be an office or agency of the trustee.

    We will pay interest by check mailed to your address as it appears in the note register, provided that if you are a holder with an aggregate principal amount in excess of $5.0 million, you will be paid, at your written election, by wire transfer in immediately available funds.

    However, payments to The Depository Trust Company, New York, New York, which we refer to as DTC, or its nominee will be made by wire transfer of immediately available funds to the account of DTC or its nominee.

    Holders are not required to pay a service charge for registration or transfer of their notes. We may, however, require holders to pay any tax or other governmental charge in connection with the transfer. We are not required to exchange or register the transfer of:

    - any notes or portion selected for redemption;

    - any notes or portion surrendered for conversion; or

    - any notes or portion surrendered for repurchase but not withdrawn in connection with a Fundamental Change.

CONVERSION OF NOTES

    You may convert your note, in whole or in part, into shares of our common stock at any time prior to the close of business on the business day immediately preceding the maturity date, subject to prior redemption of the notes. If we call the notes for redemption, you may convert the notes only until the close of business five days prior to the redemption date unless we fail to pay the redemption price. If you have submitted your notes to exercise your redemption right for repurchase upon a Fundamental Change, you may convert notes only if you withdraw your election. You may convert your notes in part so long as that part is $1,000 principal amount or an integral multiple of $1,000. If any notes not called for redemption are converted after a record date for any interest payment date and prior to the next interest payment date, the notes must be accompanied by an amount equal to the interest payable on the next interest payment date on the converted principal amount unless a default exists at the time of conversion.

    The initial conversion price for the notes is $24.34 per share of common stock, subject to adjustment as described below. We will not issue fractional shares of common stock upon conversion of notes. Instead, we will pay cash based on the average of the closing sales prices of our common stock for the five NYSE trading days ending on the day prior to the conversion date for all fractional shares of common stock. Unless you convert your notes on an interest payment date and except as described below, you will not receive any accrued interest or dividends upon conversion.

    To convert your note (other than a note held in book entry form through DTC) into common stock you must:

    - complete and manually sign the conversion notice on the back of the note or facsimile of the conversion notice and deliver this notice to the conversion agent;

    - surrender the note to the conversion agent;

    - if required, furnish appropriate endorsements and transfer documents;

    - if required, pay all transfer or similar taxes; and

    - if required, pay funds equal to interest payable on the next interest payment date.

    Holders of notes held in book-entry form through DTC must follow DTC's customary practices. The date you comply with these requirements is the conversion date under the indenture. As promptly as practicable on or after the conversion date, but no later than three business days after the conversion date, we will issue and deliver to the conversion agent certificates for the number of full shares of common stock issuable upon conversion, together with any cash payment for fractional shares.

    If you deliver a note for conversion, you will not be required to pay any taxes or duties for the issue or delivery of common stock on conversion. However, we will not pay any transfer tax or duty payable as result of the issuance or delivery of the common stock in a name other than that of the holder of the note. We will not issue or deliver common stock certificates unless we have been paid the amount of any transfer tax or duty or we have been provided satisfactory evidence that the transfer tax or duty has been paid.

    We will adjust the conversion price if the following events occur:

    (1) we issue common stock as a dividend or distribution on our common stock;

    (2) we issue to all holders of common stock specified rights or warrants to purchase our common stock at a price per share less than the then current market price per share, unless we elect to distribute or reserve for distribution these rights or warrants for distribution to the holders of the notes upon the conversion of the notes, provided that the conversion price will be readjusted to the extent that such rights or warrants are not exercised prior to their expiration, provided, however, that if such rights or warrants are exercisable only upon the occurrence of certain triggering events then the conversion price will not be adjusted until such triggering event occurs;

    (3) we subdivide or combine our common stock;

    (4) we distribute to all common stockholders capital stock, evidences of indebtedness or assets, including securities but excluding:

       - rights or warrants listed in (2) above;

       - dividends or distributions listed in (1) above; and

       - cash distributions listed in (5) below;

    (5) we make a dividend or distribution consisting of cash to all holders of common stock if the aggregate amount of these distributions combined together with (A) all other all-cash distributions made within the preceding 12 months in respect of which we made no adjustment plus
       (B) any cash and the fair market value of other consideration payable in any tender offers by us or any of our subsidiaries for common stock within the preceding 12 months in respect for which we made no adjustment, exceeds 12.5% of our market capitalization, being the product of the then- current market price of the common stock multiplied by the number of shares of our common stock then outstanding; or

    (6) the purchase of our common stock pursuant to a tender offer made by us or any of our subsidiaries involving an aggregate consideration that, together with (A) any cash and the fair market value of any other consideration payable in any other tender offer by us or any of our subsidiaries for common stock expiring within the 12 months preceding the expiration of the tender offer plus (B) the aggregate amount of any such all-cash distributions referred to in (5) above to all holders of common stock within the 12 months preceding the expiration of the tender offer, in each case, for which we have made no adjustment, exceeds 12.5% of our market capitalization on the expiration of such tender offer.

    If our shareholders rights plan, described under "Description of Our Capital Stock--Anti-Takeover Effects of Provisions of Rights Plan and Delaware Law" is triggered, holders of the notes will be entitled to receive these rights provided that the notes are converted into shares of common stock prior to the distribution of the separate certificate representing those rights. There shall not be any adjustment to the conversion rate as a result of:

    - the issuance of the rights;

    - the distribution of separate certificates representing the rights;

    - the exercise or redemption of the rights in accordance with any rights agreement; or

    - the termination of invalidation of the rights.

    If we reclassify our common stock, consolidate, merge or combine with another person or sell or convey our property and assets as an entirety or substantially as an entirety, each note then outstanding will, without the consent of the holder of any note, become convertible only into the kind and amount of securities, cash and other property receivable upon such reclassification, consolidation, merger, combination, sale or conveyance by a holder of the number of shares of common stock into which the note was convertible immediately prior to the reclassification, consolidation, merger, combination, sale or conveyance. This calculation will be made based on the assumption that the holder of common stock failed to exercise any rights of election that the holder may have to select a particular type of consideration. The adjustment will not be made for a consolidation, merger or combination that does not result in any reclassification, conversion, exchange or cancellation of our common stock.

    We may, from time to time, reduce the conversion price for a period of at least 20 days if our Board of Directors has made a determination that this reduction would be in our best interests. Any such determination by our Board of Directors will be conclusive. We would give holders at least 15 days' notice of any reduction in the conversion price. In addition, we may reduce the conversion price if our Board of Directors deems it advisable to avoid or diminish any income tax to holders of common stock resulting from any stock or rights distribution or due to the non-occurrence of such a distribution. See "Certain United States Federal Income Tax Consequences."

    You may in some situations be deemed to have received a distribution subject to United States federal income tax as a dividend in the event of any taxable distribution to holders of common stock, in certain other situations requiring a conversion price adjustment or due to the non-occurrence of an adjustment. See "Certain United States Federal Income Tax Consequences."

    We will not be required to make an adjustment in the conversion price unless the adjustment would require a change of at least 1% in the conversion price. However, we will carry forward any adjustments that are less than 1% of the conversion price. Except as described above in this section, we will not adjust the conversion price for any issuance of our common stock or convertible or exchangeable securities or rights to purchase our common stock or convertible or exchangeable securities.

OPTIONAL REDEMPTION BY THE COMPANY

    We may not redeem the notes at our option prior to March 21, 2005. Thereafter, we may redeem the notes at our option in whole or in part, upon not less than 15, nor more than 60, days' notice by mail to holders of the notes.

    The redemption prices (expressed as a percentage of principal amount) are as follows for notes redeemed during the periods set forth below:

                                                              REDEMPTION
PERIOD                                                          PRICE
------                                                        ----------
Beginning on March 21, 2005 through March 20, 2006..........     102%
Beginning on March 21, 2006.................................     101%

in each case together with accrued interest to, but excluding, the redemption date. Subject to the next sentence, we will pay accrued and unpaid interest to the same holder that receives the redemption. However, if the redemption date is an interest payment date, interest shall be paid to the record holder on the relevant record date.

    If less than all of the outstanding notes are to be redeemed, the trustee shall select the notes to be redeemed in principal amounts of $1,000 or multiples of $1,000 by lot, pro rata or by another method the trustee considers fair and appropriate. If a portion of your notes is selected for partial redemption and you convert a portion of your notes, the converted portion shall be deemed to be of the portion selected for redemption.

    No sinking fund is provided for the notes.

REPURCHASE AT OPTION OF THE HOLDER UPON A FUNDAMENTAL CHANGE

    If a Fundamental Change occurs prior to March 15, 2007, you will have the right to require us to repurchase all or any portion of your notes that is equal to $1,000 or a whole multiple of $1,000, on a repurchase date set by us that is no earlier than 25 days and no later than 35 days after the date of our notice of the Fundamental Change.

    We shall repurchase the notes at a price equal to 100% of the principal amount to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date. If the repurchase date is an interest payment date, we will pay interest on the interest payment date to the record holder on the relevant record date. Otherwise, we will pay accrued and unpaid interest to the same holder that receives the principal amount to be repurchased.

    We will mail to all record holders a notice of the Fundamental Change within 25 days after the occurrence of the Fundamental Change. The notice must describe the Fundamental Change, your right to elect repurchase of the notes and the repurchase date. We are also required to deliver to the trustee a copy of the Fundamental Change notice. If you elect to exercise your repurchase right, you must deliver to us or our designated agent at any time from the date of our notice of Fundamental Change until the close of business on the date that is five business days prior to the repurchase date, written notice of your exercise of your repurchase right, together with any notes to be repurchased, duly endorsed for transfer. Following the repurchase date we will pay promptly the repurchase price for notes surrendered for redemption.

    A Fundamental Change will be considered to have occurred if:

    - our common stock or other common stock into which the notes are convertible is neither listed for trading on a United States national securities exchange nor approved for trading on the Nasdaq National Market or another established automated over-the-counter trading market in the United States; or

    - one of the following "change in control" events occurs: any person or group is a beneficial owner of more than 50% of the voting power of our outstanding securities entitled to generally vote for directors; our stockholders approve any plan or proposal for our liquidation, dissolution or winding up; we consolidate with or merge into any other corporation or any other corporation merges into us and, as a result, our outstanding common stock is changed or exchanged for other assets or securities, unless our stockholders immediately before the transaction own, directly or indirectly, immediately following the transaction more than 50% of the combined voting power of the corporation resulting from the transaction in substantially the same proportion as their ownership of our voting stock immediately before the transaction; we convey, transfer or lease all or substantially all of our assets to any person; or continuing directors do not constitute a majority of our Board of Directors at any time.

    However, a change in control will not be deemed to have occurred if:

    - the last sale price of our common stock for any five trading days during the 10 NYSE trading days immediately before the change in control is equal to at least 105% of the conversion price; or

    - all of the consideration, excluding cash payments for fractional shares in the transaction constituting the change in control, consists of common stock traded on a United States national securities exchange or quoted on the Nasdaq National Market, and as a result of the transaction the notes become convertible solely into that common stock (subject to payment in cash in lieu of fractional shares).

    The term "continuing director" means at any date a member of our Board of
Directors:

    - who was a member of our Board of Directors on January 1, 2002; or

    - who was nominated or elected by at least a majority of the directors who were continuing directors at the time of the nomination or election or whose election to our Board of Directors was recommended by at least a majority of the directors who were continuing directors at the time of the nomination or election or by the nominating committee comprised of our independent directors.

    Under the above definition of continuing directors, if the current Board of Directors resigns after approving new directors, no change in control would occur, even though our current directors would then cease to be directors.

    The interpretation of the phrase "all or substantially all" used in the definition of change in control would likely depend on the facts and circumstances existing at the time. As a result, there may be uncertainty as to whether or not a sale or transfer of "all or substantially all" of our assets has occurred.

    We will comply with any applicable provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act in the event of a Fundamental Change.

    These repurchase rights could discourage a potential acquiror of the Company. However, this repurchase feature is not the result of management's knowledge of any specific effort to obtain control of the Company by means of a merger, tender offer or solicitation, or part of a plan by management to adopt a series of anti-takeover provisions. The term "Fundamental Change" is limited to certain specified transactions and may not include other events that might adversely affect our financial condition. Our obligation to offer to repurchase the notes upon a Fundamental Change would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving the Company.

    We may be unable to repurchase the notes in the event of a Fundamental Change. See "Risk Factors--Risks Related to the Notes--We may not have the ability to raise the funds necessary to finance the Fundamental Change purchase." If a Fundamental Change were to occur, we may not have enough funds to pay the repurchase price for all tendered notes. In addition, a Fundamental Change could result in an event of default under loan agreements we may enter into in the future. Our loan agreements could also prohibit, in certain situations, repurchases of the notes. Any future credit facilities or other agreements relating to our indebtedness may contain similar provisions, or expressly prohibit the repurchase of the notes.

RANKING

    The notes are unsecured and are effectively subordinated to all of our existing and future secured indebtedness to the extent of the value of the assets securing that indebtedness and to the indebtedness of our subsidiaries to the extent of the assets of those subsidiaries.

    As of June 30, 2002, we had approximately $3.3 billion of total consolidated indebtedness, including $660.0 million outstanding under the notes and approximately $2.6 billion of other senior indebtedness. As of June 30, 2002, the aggregate principal amount of our secured indebtedness was approximately $6.4 million.

    We are obligated to pay reasonable compensation to the trustee and to indemnify the trustee against certain losses, liabilities or expenses incurred by the trustee in connection with its duties relating to the notes. The trustee's claims for these payments will generally be senior to those of holders of notes in respect of all funds collected or held by the trustee.

    The notes are obligations exclusively of the Company. As a result, our cash flow and our ability to service our indebtedness, including the notes, is partially dependent upon the earnings of our subsidiaries. In addition, we are partially dependent on the distribution of earnings, loans or other payments by our subsidiaries to us. Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries' earnings and business considerations. Our right to receive any assets of any subsidiary upon its liquidation or reorganization, and, therefore, our right to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our right as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

EVENTS OF DEFAULT

    Each of the following constitutes an event of default under the indenture:

    (1) default in paying interest on the notes when it becomes due and the default continues for a period of 30 days or more;

    (2) default in paying principal, or premium, if any, or the repurchase price in connection with a Fundamental Change or upon an optional redemption on the notes when due;

    (3) default in the performance, or breach, of any covenant in the indenture (other than defaults specified in clause (1) or (2) above) and the default or breach continues for a period of 90 days or more after written notice has been given to us by the trustee, or to us and the trustee by the holders of at least 25% in aggregate principal amount of the outstanding notes;

    (4) failure to give notice to holders of an optional repurchase upon a Fundamental Change;

    (5) the occurrence of events of bankruptcy, insolvency or similar proceedings with respect to us or any of our significant subsidiaries;

    (6) we fail to make any payment at maturity on any indebtedness, including any applicable grace periods, in an amount in excess of $25.0 million in the aggregate for all such indebtedness and such amount has not been paid or discharged within 30 days after notice is given in accordance with the indenture; or

    (7) a default by us on any indebtedness that results in the acceleration of indebtedness in an amount in excess of $25.0 million in the aggregate for all such indebtedness, without this indebtedness being discharged or the acceleration being rescinded or annulled for 30 days after notice is given in accordance with the indenture.

    If an event of default, other than an event of default described in clause (5) above with respect to us, occurs and is continuing, then the trustee or the holders of at least 25% in principal amount of the outstanding notes may, and the trustee at the request of the holders of not less than 25% in principal amount of the outstanding notes will, by written notice require immediate repayment of the entire principal amount of the outstanding notes, together with all accrued and unpaid interest and premium, if any. If any event of default described in clause (5) above with respect to us occurs, the principal amount of all the notes will automatically become immediately due and payable.

    After a declaration of acceleration described above, the holders of a majority in principal amount of outstanding notes may, under conditions set forth in the indenture, rescind this accelerated payment requirement if we have deposited with the trustee a sum sufficient to pay all amounts due on the notes and all amounts due to the trustee under the indenture and all existing Events of Default, except for nonpayment of the principal and interest on the notes that has become due solely as a result of the accelerated payment requirement, have been cured or waived and if the rescission of acceleration would not conflict with any judgment or decree. The holders of a majority in principal amount of the outstanding notes also have the right to waive past defaults, except a default in paying the principal, redemption price, repurchase price upon a Fundamental Change or interest on any outstanding note, or in respect of a covenant or a provision that cannot be modified or amended without the consent of all holders of the notes.

    Holders of at least 25% in principal amount of the outstanding notes may seek to institute a proceeding only after they have made written request and offered indemnity reasonably satisfactory to the trustee to institute a proceeding and the trustee has failed to do so within 60 days after it received this notice. In addition, within this 60-day period the trustee must not have received directions inconsistent with this written request by holders of a majority in principal amount of the outstanding notes. These limitations do not apply, however, to a suit instituted by a holder of a note for the enforcement of the payment of principal, redemption price, repurchase price upon a Fundamental Change or interest on or after the due dates for payment.

    During the existence of an event of default, the trustee is required to exercise the rights and powers vested in it under the indenture and use the same degree of care and skill in its exercise as a prudent person would under the circumstances in the conduct of that person's own affairs. If an event of default has occurred and is continuing, the trustee is not under any obligation to exercise any of its rights or powers at the request or direction of any of the holders unless the holders have offered to the trustee indemnity reasonably satisfactory to the trustee. Subject to limited exceptions, the holders of a majority in principal amount of the outstanding notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee.

    The trustee will, within 60 days after any default occurs, give notice of the default to the holders of the notes, unless the default was already cured or waived. However, unless there is a default in paying principal or interest when due, the trustee can withhold giving notice to the holders if it determines in good faith that the withholding of notice is in the interest of the holders.

    We are required to furnish the trustee an annual statement as to compliance with all conditions and covenants under the indenture.

SUPPLEMENTAL INDENTURES

    The trustee and we may enter into a supplemental indenture without the consent of any holder in certain circumstances, including:

    - to cure ambiguities, defects or inconsistencies;

    - to provide for the assumption of our obligations in the case of a merger or consolidation of us;

    - to make any change that would provide any additional rights or benefits to the holders;

    - to secure the notes;

    - to comply with any requirements of the Securities and Exchange Commission in connection with the qualification of the indenture under the Trust Indenture Act of 1939; or

    - to make any change that does not adversely affect the rights of any holder in any material respect.

    The trustee and we may enter into a supplemental indenture with the consent of the holders of not less than a majority of the aggregate principal amount of the outstanding notes. However, no modification or amendment may, without the consent of the holder of each outstanding note affected:

    - change the record or payment dates for interest payments or reduce the rate of interest on any note;

    - extend the stated maturity of any note;

    - reduce the principal amount, redemption price or repurchase price in connection with a Fundamental Change with respect to any note;

    - make any note payable in money or securities other than that stated in the note;

    - make any change that adversely affects the right to require us to purchase a note;

    - impair or adversely affect the right to convert, or receive payment with respect to, a note, or right to institute suit for the enforcement of any payment with respect to, or conversion of, the notes;

    - change the provisions in the indenture that relate to modifying or amending the indenture; or

    - extend time for payment or otherwise waive a payment default with respect to the notes.

CONSOLIDATION, MERGER OR SALE OF ASSETS

    We will not consolidate or combine with or merge with or into or, directly or indirectly, sell, assign, convey, lease, transfer or otherwise dispose of all or substantially all of our properties and assets to any person or persons in a single transaction or series of transactions, unless:

    - we shall be the continuing person or the resulting, surviving or transferee person (the "surviving entity") is a corporation or limited liability company organized and existing under the laws of the United States or any State or the District of Columbia;

    - the surviving entity will expressly assume all of our obligations under the notes and the indenture, and will execute a supplemental indenture which will be delivered to the trustee and will be in form and substance reasonably satisfactory to the trustee;

    - immediately after giving effect to the transaction, no default shall have occurred and be continuing; and

    - we or the surviving entity will have delivered to the trustee an opinion of counsel stating that the transaction or series of transactions and the supplemental indenture, if any, complies with the applicable provisions of the indenture.

    If any consolidation or merger or any sale, assignment, conveyance, lease, transfer or other disposition of all or substantially all of our properties and assets occurs in accordance with the indenture, the successor corporation will succeed to, and be substituted for, and may exercise every right and power we have under the indenture with the same effect as if such successor corporation had been named as the Company. Except for any lease, we will be discharged from all obligations and covenants under the indenture and the notes.

DISCHARGE

    The indenture provides that we may terminate our obligations under the indenture at any time by delivering all outstanding notes to the trustee for cancellation if we have paid all sums payable by us under the indenture. At any time after all of the notes have become due and payable we may terminate our substantive obligations under the indenture, other than our obligations to pay the principal of, and interest on, the notes, by depositing with the trustee money or U.S. Government obligations sufficient to pay all remaining indebtedness on the notes when due.

GOVERNING LAW

    The laws of the State of New York will govern the indenture and the notes.

INFORMATION CONCERNING THE TRUSTEE

    We have appointed the State Street Bank and Trust Company, as trustee under the indenture, as paying agent, conversion agent, registrar and custodian with regard to the notes. The trustee or its affiliates may from time to time in the future provide banking and other services to us in the ordinary course of their business.

BOOK-ENTRY SYSTEM

    All book-entry certificates are represented by one or more fully registered global certificates, without coupons. Each global certificate is deposited with, or on behalf of, the depositary, a securities depositary, and is registered in the name of the depositary or a nominee of the depositary. The depositary is thus the only registered holder of the notes.

    Notes that are issued as described below under "--Certificated Notes" will be issued in definitive form. Upon the transfer of notes in definitive form, such notes will, unless the global securities have previously been exchanged for notes in definitive form, be exchanged for an interest in the global securities representing the principal amount of notes being transferred.

    Purchasers of notes may hold interests in the global certificates through the depositary if they are participants in the depositary system. Purchasers may also hold interests through a securities intermediary-banks, brokerage houses and other institutions that maintain securities accounts for customers-that has an account with the depositary. The depositary will maintain accounts showing the security holdings of its participants, and these participants will in turn maintain accounts showing the security holdings of their customers. Some of these customers may themselves be securities intermediaries holding securities for their customers. Thus, each beneficial owner of a book-entry certificate will hold that certificate indirectly through a hierarchy of intermediaries, with the depositary at the "top" and the beneficial owner's own securities intermediary at the "bottom."

    The notes of each beneficial owner of a book-entry certificate will be evidenced solely by entries on the books of the beneficial owner's securities intermediary. The actual purchaser of notes will generally not be considered the owner under the indenture. The book-entry system for holding securities eliminates the need for physical movement of certificates and is the system through which most publicly traded securities is held in the United States. However, the laws of some jurisdictions require some purchasers of securities to take physical delivery of their securities in definitive form. These laws may impair the ability of a beneficial owner to transfer book-entry notes.

    A beneficial owner of book-entry notes represented by a global certificate may exchange the notes for definitive, certificated notes only if the conditions for such an exchange, as described under "--Certificated Notes" are met.

    In this prospectus, references to actions taken by a holder of notes will mean actions taken by the depositary upon instructions from its participants, and references to payments and notices of redemption to holders of notes will mean payments and notices of redemption to the depositary as the registered holder of the notes for distribution to participants in accordance with the depositary's procedures.

    In order to ensure that the depositary's nominee will timely exercise a right conferred by the notes, the beneficial owner of that note must instruct the broker or other direct or indirect participant through which it holds an interest in that note to notify the depositary of its desire to exercise that right. Different firms have different deadlines for accepting instructions from their customers. Each beneficial owner should consult the broker or other direct or indirect participant through which it holds an interest in the notes in order to ascertain the deadline for ensuring that timely notice will be delivered to the depositary.

    The depositary is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under Section 17A of the Exchange Act. The rules applicable to the depositary and its participants are on file with the SEC.

    We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the book-entry securities or for maintaining, supervising or reviewing any records relating to beneficial ownership interests.

    The depositary may discontinue providing its services as securities depositary at any time by giving reasonable notice. Under those circumstances, in the event that a successor securities depositary is not appointed, definitive certificates are required to be printed and delivered.

    The information in this section concerning the depositary and the depositary's book-entry system has been obtained form sources that we believe to be reliable, but we do not take responsibility for the accuracy of that information.

CERTIFICATED NOTES

    The notes represented by the global securities are exchangeable for certificated notes in definitive form of like tenor as such notes if:

    - the depositary notifies us that it is unwilling or unable to continue as depositary for the global securities or if at any time the depositary ceases to be a clearing agency registered under the Exchange Act and, in either case, a successor depositary is not appointed by us within 90 days after the date of such notice; or

    - an event of default has occurred and is continuing with respect to the global securities and the notes have become due and payable and the trustee requests certificated notes.

    Any notes that are exchangeable pursuant to the preceding sentence are exchangeable for certificated notes issuable in authorized denominations and registered in such names as the depositary shall direct. Subject to the foregoing, the global securities are not exchangeable, except for global securities of the same aggregate principal amount to be registered in the name of the depositary or its nominee. In addition, such certificates will bear the legend referred to under "Transfer Restrictions" (unless we determine otherwise in accordance with applicable law) subject, with respect to such notes, to the provisions of such legend.

REGISTRATION RIGHTS

    We entered into a registration rights agreement with Banc of America Securities LLC, Salomon Smith Barney Inc., ABN AMRO Rothschild LLC, Mizuho International plc, Robertson Stephens, Inc., RBC Capital Markets Inc. and Tokyo-Mitsubishi International plc. The following summary of the registration rights provided in the registration rights agreement is not complete. You should refer to the registration rights agreement for a full description of the registration rights that apply to the notes and common stock into which the notes are convertible.

    We agreed, pursuant to the registration rights agreement to file a shelf registration statement under the Securities Act of 1933 within 180 days after the closing date, to register resales of the notes and the shares of common stock into which the notes are convertible (referred to as registrable securities). We will use our reasonable efforts to have such shelf registration statement declared effective as soon as practicable after it is filed and, in any event, within 270 days after the closing date, and to keep it effective until the earliest of (1) the date when all registrable securities shall have been sold pursuant to a registration statement under the Securities Act of 1933,
(2) the date on which all registrable securities are sold to the public pursuant to Rule 144 under the Securities Act of 1933, (3) the date on which all registrable securities cease to be outstanding and (4) the date which is two years from the date of the registration rights agreement, such shortest time period referred to as the effectiveness period. A holder of registrable securities that sells registrable securities pursuant to the shelf registration statement generally will be required to provide information about itself and the specifics of the sale, named as a selling security holder in the related prospectus and deliver a prospectus to purchasers, subject to relevant civil liability provisions under the Securities Act of 1933 in connection with such sales and bound by the provisions of the registration rights agreement which are applicable to such holder, including certain indemnification obligations.

    The registration statement of which this prospectus is a part was filed by us in satisfaction of our obligation to do so pursuant to the registration rights agreement.

    If we fail to comply with the above provisions of the registration rights agreement, liquidated damages will become payable in respect of the registrable securities as follows:

    (1) if the shelf registration statement is not filed within 180 days after the closing date, then commencing on the day after such date, liquidated damages shall accrue on the registrable securities at a rate of 0.25% per annum on the amount of registrable securities (as defined below);

    (2) if the shelf registration statement is not declared effective by the SEC on or prior to the 270th day following the closing date, then commencing on the day after such date, liquidated damages shall accrue on the registrable securities at a rate of 0.5% per annum on the amount of registrable securities; and

    (3) if the shelf registration statement has been declared effective and the shelf registration ceases to be effective at any time during the effectiveness period (other than for a permitted suspension, as described below), then liquidated damages shall accrue on the registrable securities at a rate of 0.5% per annum on the amount of registrable securities;

provided, however, that liquidated damages on the registrable securities may not accrue under more than one of the foregoing clauses (1), (2) or (3) at any one time; provided, further, however, that

(1) upon the filing of the shelf registration statement as required hereunder (in the case of clause (1) above), (2) upon the effectiveness of the shelf registration as required hereunder (in the case of clause (2) above), or
(3) upon the effectiveness of a shelf registration which had ceased to remain effective (in the case of clause (3) above), liquidated damages on the registrable securities as a result of such clause or the relevant subclause thereof, as the case may be, shall cease to accrue. It is understood and agreed that, notwithstanding any provision to the contrary, so long as any registrable security is then covered by an effective shelf registration statement, no liquidated damages shall accrue on such registrable security.

    The term "amount of registrable securities" means (a) with respect to the notes, the aggregate principal amount of all such notes outstanding, (b) with respect to the shares of common stock into which the notes are convertible, the aggregate number of such shares of common stock outstanding multiplied by the conversion price (as defined in the indenture relating to the notes) or, if no notes are then outstanding, the last conversion price that was in effect under such indenture when any such notes were last outstanding, and (c) with respect to combinations thereof, the sum of (a) and (b) for the relevant registrable securities.

    Any amounts of liquidated damages due pursuant to clause (1), (2) or
(3) above will be payable in cash semi-annually on the same dates as the interest payment dates for the notes.

    We shall have the right to suspend the effectiveness of the shelf registration statement for up to 30 consecutive days in any 90-day period, and for up to a total of 90 days in any 365-day period, without being required to pay liquidated damages.

                        DESCRIPTION OF OUR CAPITAL STOCK

    The following description of the terms of our capital stock is not meant to be complete and is qualified entirely by reference to our Restated Certificate of Incorporation, which is incorporated by reference in this prospectus. See "Where to Find More Information."

AUTHORIZED CAPITAL STOCK

    Under our certificate of incorporation, our authorized capital stock consists of (i) 1.1 billion shares of common stock, par value $.10 per share, and (ii) 10,000,000 shares of preferred stock, without par value, of which 500,000 shares have been designated Series One Junior Participating Preferred Stock. At the close of business on September 11, 2002, approximately 573,255,983 shares of our common stock were issued and outstanding and no shares of our preferred stock were issued and outstanding.

    Our board of directors is authorized to provide for the issuance from time to time of our preferred stock in series and, as to each series, to fix the designation, the dividend rate and the preferences, if any, which dividends on such series will have compared to those of any other class or series of our capital stock, the voting rights, if any, the voluntary and involuntary liquidation prices, the conversion or exchange privileges, if any, applicable to such series and the redemption price or prices and the other terms of redemption, if any, applicable to such series. Cumulative dividends, dividend preferences and conversion, exchange and redemption provisions, to the extent that some or all of these features may be present when shares of our preferred stock are issued, could have an adverse effect on the availability of earnings for distribution to the holders of our common stock or for other corporate purposes.

COMMON STOCK

FULL PAYMENT AND NONASSESSABILITY

    The outstanding shares of our common stock are, and the shares of Computer Associates common stock issuable upon conversion of the notes will be duly authorized, validly issued, fully paid and nonassessable.

VOTING RIGHTS

    Each holder of our common stock is entitled to one vote for each share of our common stock held of record on the applicable record date on all matters submitted to a vote of stockholders.

DIVIDEND RIGHTS; RIGHTS UPON LIQUIDATION

    The holders of our common stock are entitled to receive, from funds legally available for the payment thereof, dividends when and as declared by resolution of our board of directors, subject to any preferential dividend rights granted to the holders of any of our outstanding preferred stock. In the event of liquidation, each share of our common stock is entitled to share pro rata in any distribution of our assets after payment or providing for the payment of liabilities and the liquidation preference of any of our outstanding preferred stock.

PREEMPTIVE RIGHTS

    Holders of our common stock have no preemptive rights to purchase, subscribe for or otherwise acquire any unissued or treasury shares or other securities.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF RIGHTS PLAN AND DELAWARE LAW

RIGHTS PLAN

    We have a rights agreement dated as of June 18, 1991 and amended on May 17, 1995, May 23, 2001 and November 9, 2001. Generally, the rights agreement is triggered by (i) the acquisition by a third party of 20% or more of our total outstanding common stock, (ii) the determination by the board of directors and a majority of the disinterested directors that a 15% stockholder is an "Adverse Person" (one who is seeking short-term financial gain or whose ownership block is likely to have a material adverse effect on our business), (iii) any reclassification of securities or recapitalization of our securities which has the effect of increasing by 1% or more the proportionate share of our stock held by an acquiring third party or an Adverse Person, or (iv) the occurrence of self-dealing transactions by an acquiring third party or an Adverse Person. Under certain circumstances, the board may redeem the rights issued under the rights plan.

DELAWARE ANTI-TAKEOVER STATUTE

    We are subject to Section 203 of the Delaware General Corporation Law ("Section 203"), which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless: (1) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder,
(2) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (3) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

    Section 203 defines the term business combination to include: (1) any merger or consolidation involving the corporation or any of its direct or indirect majority-owned subsidiaries and the interested stockholder; (2) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation or any of its direct or indirect majority-owned subsidiaries involving the interested stockholder; (3) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation or that subsidiary to the interested stockholder;
(4) any transaction involving the corporation or any of its direct or indirect majority-owned subsidiaries that has the effect of increasing the proportionate share of the stock of any class or series of the corporation or that subsidiary beneficially owned by the interested stockholder; or (5) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or any of its direct or indirect majority-owned subsidiaries. In general,
Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

    The following is a summary of certain of the material United States federal income tax consequences of the ownership and disposition of the notes and shares of common stock into which the notes are convertible (the "securities"). Unless otherwise specified, this summary addresses only holders that hold the notes and any shares of common stock into which the notes are converted as capital assets.

    As used herein, "U.S. holders" are beneficial owners of the securities, that are, for United States federal income tax purposes, (1) citizens or residents of the United States, (2) corporations created or organized in, or under the laws of, the United States, any state thereof or the District of Columbia,
(3) estates, the income of which is subject to United States federal income taxation regardless of its source, or (4) trusts if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and (B) one or more United States persons have the authority to control all substantial decisions of the trust. In addition, certain trusts in existence on August 20, 1996 and treated as a U.S. holder prior to such date may also be treated as U.S. holders. As used herein, "non-U.S. holders" are beneficial owners of the securities, other than partnerships, that are not U.S. holders as defined above. If a partnership (including for this purpose any entity treated as a partnership for United States federal tax purposes) is a beneficial owner of the securities, the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. Partnerships and partners in such partnerships should consult their tax advisors about the United States federal income tax consequences of owning and disposing of the securities.

    This summary does not describe all of the tax consequences that may be relevant to a holder in light of its particular circumstances. For example, it does not deal with special classes of holders such as banks, thrifts, real estate investment trusts, regulated investment companies, insurance companies, dealers in securities or currencies, or tax-exempt investors. It also does not discuss securities held as part of a hedge, straddle, "synthetic security" or other integrated transaction. This summary also does not address the tax consequences to (i) persons that have a functional currency other than the U.S. dollar, (ii) certain U.S. expatriates or (iii) shareholders, partners or beneficiaries of a holder of the securities. Further, it does not include any description of any alternative minimum tax consequences or the tax laws of any state or local government or of any foreign government that may be applicable to the securities. This summary is based on the Internal Revenue Code of 1986, as amended, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof, and all of which are subject to change or differing interpretations, possibly on a retroactive basis.

YOU SHOULD CONSULT WITH YOUR OWN TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN INCOME, FRANCHISE, PERSONAL PROPERTY AND ANY OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF THE SECURITIES.

TAXATION OF U.S. HOLDERS

THE NOTES

    This subsection describes certain of the material United States federal income tax consequences of owning, converting and disposing of the notes. The discussion regarding United States federal income tax laws assumes that transfers of the notes and payments thereon will be made in accordance with the applicable indenture and deposit agreement.

INTEREST INCOME

    The Company may be required to pay liquidated damages in the form of additional interest on the notes if it fails to comply with certain obligations under the Registration Rights Agreement. See "Description of the Notes--Registration Rights." If there were more than a remote likelihood that such additional interest will be paid, the notes could be subject to the rules applicable to contingent payment debt instruments, including mandatory accrual of interest in accordance with those rules. The Company believes (and this discussion assumes) that the likelihood of such an event occurring is remote. In such case, interest paid on the notes generally will be taxable to a U.S. holder as ordinary interest income at the time such payments are accrued or received (in accordance with the holder's regular method of tax accounting).

NOTES PURCHASED WITH MARKET DISCOUNT

    A holder will be considered to have purchased a note with "market discount" if the holder's basis in the note immediately after the purchase is less than the note's stated redemption price at maturity. A note is not treated as having market discount if the amount of market discount is de minimis. For this purpose, the amount of market discount is de minimis if it does not exceed the product of 0.25 percent of the stated redemption price at maturity on the purchase date multiplied by the number of complete years to maturity remaining as of such date. If the note has de minimis market discount, a holder must generally include such de minimis amount in income (as capital gain) as stated principal payments are made.

    If a note is treated as having market discount, any partial payment of principal on, or gain recognized on the maturity or disposition of, the note will generally be treated as ordinary income to the extent that such gain does not exceed the accrued market discount on the underlying note. Alternatively, a holder of a note may elect to include market discount in income currently over the life of the note. Such an election applies to all debt instruments with market discount acquired by the electing holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the Internal Revenue Service. When such an election is made, market discount accrues on a straight-line basis unless the holder further elects to accrue such discount on a constant yield to maturity basis. This latter election is applicable only to the debt security with respect to which it is made and is irrevocable. A holder of a note that does not elect to include market discount in income currently generally will be required to defer deductions for interest on borrowings allocable to such note in an amount not exceeding the accrued market discount on such note until the maturity or disposition of such note.

NOTES PURCHASED AT A PREMIUM

    A holder will be considered to have purchased a note at a premium if the holder's basis in the note immediately after the purchase is greater than the amount payable at maturity. A holder may elect to treat such premium as "amortizable bond premium," in which case the amount of interest required to be included in the holder's income each year with respect to the interest on the note will be reduced by the amount of the amortizable bond premium allocable (based on the note's yield to maturity) to such year. Any election to amortize bond premium is applicable to all bonds (other than bonds the interest on which is excludible from gross income) held by the holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the holder, and may not be revoked without the consent of the Internal Revenue Service.

CONVERSION OF NOTES INTO COMMON STOCK

    A U.S. holder will generally not recognize gain or loss upon the conversion of a note into common stock (except with respect to cash received in lieu of a fractional share). A U.S. holder's tax basis in the common stock received on conversion of a note will be the same as the U.S. holder's adjusted tax basis in the note at the time of conversion (exclusive of any tax basis allocable to a fractional share). The holding period for the common stock received on conversion will include the holding period of the converted note. Cash received in lieu of a fractional share upon conversion of a note will be treated as a payment in exchange for the fractional share. Accordingly, the receipt of cash in lieu of a fractional share will generally result in capital gain or loss, if any, measured by the difference between the cash received for the fractional share and the U.S. holder's adjusted tax basis allocable to the fractional share.

ADJUSTMENT OF CONVERSION RATE

    If at any time the Company makes a distribution of property to shareholders that would be taxable as a dividend for United States federal income tax purposes (for example, distributions of evidences of indebtedness or assets, but generally not stock dividends or rights to subscribe for common stock) and, pursuant to the anti-dilution provisions of the indenture, the conversion rate of the notes is increased, such increase may be deemed to be the payment of a taxable dividend to a U.S. holder of the notes to the extent of the Company's current and accumulated earnings and profits. If the conversion rate is adjusted at the Company's discretion or in certain other circumstances and such adjustment has the effect of increasing the holder's proportionate interest in the Company's assets or earnings, it may result in a deemed distribution to such holder. Any deemed distributions will be taxable as a dividend, return of capital, or capital gain to the U.S. holder, as described in "--The Common Stock--Dividends" below.

SALE, EXCHANGE, REDEMPTION OR REPURCHASE OF THE NOTES

    A U.S. holder will generally recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange, redemption, repurchase by the Company or other disposition of a note (except to the extent the amount realized is attributable to accrued interest, which will be taxable as ordinary interest income) and the holder's adjusted tax basis in such note. A holder's adjusted tax basis in the note generally will be the initial purchase price for such note less any principal payments received by the holder. In the case of a holder other than a corporation, preferential tax rates may apply to gain recognized on the sale of a note if such holder's holding period for such note exceeds one year. Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

    In general, information reporting requirements will apply to payments of principal and interest on the notes and payments of the proceeds of the sale of the notes, and a backup withholding tax may apply to such payments if the holder fails to comply with certain identification requirements. Backup withholding is currently imposed at a rate of 30%, which rate is scheduled to be reduced in future years. Any amounts withheld under the backup withholding rules from a payment to a holder will be allowed as a credit against such holder's United States federal income tax and may entitle the holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

THE COMMON STOCK

DIVIDENDS

    The amount of any distribution made in respect of the common stock will be equal to the amount of cash and the fair market value, on the date of distribution, of any property distributed. Generally, distributions will be treated as a dividend, subject to tax as ordinary income, to the extent of the Company's current or accumulated earnings and profits, then as a tax-free return of capital to the extent of a holder's tax basis in the common stock and thereafter as gain from the sale or exchange of such common stock as described below.

    In general, a dividend distribution to a corporate holder will qualify for the 70% dividends-received deduction. The dividends-received deduction is subject to certain holding period, taxable income, and other limitations.

SALE OR EXCHANGE OF COMMON STOCK

    Upon the sale, exchange or other disposition of common stock, a holder generally will recognize capital gain or loss equal to the difference between
(1) the amount of cash and the fair market value of any property received upon the sale or exchange and (2) such holder's adjusted tax basis in the common stock. In the case of a holder other than a corporation, preferential tax rates may apply to such gain if the holder's holding period for the common stock exceeds one year. Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

    In general, information reporting requirements will apply to payments of dividends on common stock and payments of the proceeds of the sale of common stock, and a backup withholding tax may apply to such payments if the holder fails to comply with certain identification requirements. Backup withholding is currently imposed at a rate of 30%, which rate is scheduled to be reduced in future years. Any amounts withheld under the backup withholding rules from a payment to a holder will be allowed as a credit against such holder's United States federal income tax and may entitle the holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

TAXATION OF NON-U.S. HOLDERS

THE NOTES

    The rules governing United States federal income taxation of a non-U.S. holder of notes are complex and no attempt will be made herein to provide more than a summary of such rules. Special rules may apply to certain non-U.S. holders such as "controlled foreign corporations," "passive foreign investment companies" and "foreign personal holding companies." Non-U.S. holders should consult with their own tax advisors to determine the effect of federal, state, local and foreign income tax laws, as well as treaties, with regard to an investment in the notes, including any reporting requirements.

INTEREST INCOME

    Generally, interest income of a non-U.S. holder that is not effectively connected with a United States trade or business is subject to a withholding tax at a 30% rate (or, if applicable, a lower tax rate specified by a treaty). However, interest income earned on a note by a non-U.S. holder will qualify for the "portfolio interest" exemption and therefore will not be subject to United States federal income tax or withholding tax, provided that such interest income is not effectively connected with a United States trade or business of the non-U.S. holder and provided that (1) the non-U.S. holder does not actually or constructively own 10% of more of the total combined voting power of the Company's stock entitled to vote; (2) the non-U.S. holder is not a controlled foreign corporation that is related to the Company through stock ownership;
(3) the non-U.S. holder is not a bank which acquired the note in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business; and (4) either (A) the non-U.S. holder certifies to the payor or the payor's agent, under penalties of perjury, that it is not a United States person and provides its name, address, and certain other information on a properly executed Internal Revenue Service Form W-8BEN or a suitable substitute form or (B) a securities clearing organization, bank or other financial institution that holds customer securities in the ordinary course of its trade or business and holds the notes in such capacity, certifies to the payor or the payor's agent, under penalties of perjury, that such a statement has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner, and furnishes the payor or the payor's agent with a copy thereof. The applicable United States Treasury regulations also provide alternative methods for satisfying the certification requirements of clause (4), above. If a non-U.S. holder holds the note through certain foreign intermediaries or partnerships, such holder and the foreign intermediary or partnership may be required to satisfy certification requirements under applicable United States Treasury regulations.

    If a non-U.S. holder cannot satisfy the requirements for the portfolio interest exemption as described above, payments of interest will be subject to the 30% United States federal withholding tax, unless such holder provides the payor or the payor's agent with a properly executed (1) Internal Revenue Service Form W-8BEN (or suitable substitute form) claiming an exemption from or reduction in withholding under the benefit of an applicable tax treaty or
(2) Internal Revenue Service Form W-8ECI (or suitable substitute form) stating that interest paid on the note is not subject to withholding tax because it is effectively connected with a United States trade or business as discussed below.

    Except to the extent that an applicable income tax treaty otherwise provides, a non-U.S. holder generally will be taxed on a net income basis in the same manner as a U.S. holder if such non-U.S. holder is engaged in a trade or business in the United States and interest on the note is effectively connected with the conduct of such trade or business. If such non-U.S. holder is a corporation, it may be subject to an additional 30% branch profits tax (unless reduced or eliminated by an applicable treaty) on its effectively connected earnings and profits from the taxable year.

CONVERSION OF NOTES INTO COMMON STOCK

    A non-U.S. holder's conversion of a note into common stock will generally not be a taxable event except with respect to cash received in lieu of a fractional share, which will be taxed as described below under "--Sale, Exchange, Redemption or Repurchase of the Notes."

ADJUSTMENT OF CONVERSION RATE

    Certain adjustments in the conversion rate of the notes may be treated as a taxable dividend to a non-U.S. holder. See "--Taxation of U.S. Holders--The Notes--Adjustment of Conversion Rate" above and "--The Common Stock--Dividends" below.

SALE, EXCHANGE, REDEMPTION OR REPURCHASE OF THE NOTES

    A non-U.S. holder generally will not be subject to United States federal income tax or withholding tax on any gain realized on the sale, exchange, redemption, repurchase by the Company or other disposition of a note unless
(1) the gain is effectively connected with a United States trade or business of the non-U.S. holder, (2) in the case of a non-U.S. holder who is an individual, such holder is present in the United States for a period or periods aggregating 183 days or more during the taxable year of the disposition, and either
(A) such holder has a "tax home" in the United States or (B) the disposition is attributable to an office or other fixed place of business maintained by such holder in the United States or (3) the Company is or has been a "U.S. real property holding corporation" for U.S. federal income tax purposes. The Company believes that it is not currently and does not anticipate becoming a "U.S. real property holding corporation" for United States federal income tax purposes.

    If an individual non-U.S. holder falls under clause (1) above, such individual generally will be taxed on the net gain derived from a sale in the same manner as a U.S. holder. If an individual non-U.S. holder falls under clause (2) above, such individual generally will be subject to a flat 30% tax on the gain derived from a sale, which may be offset by certain United States capital losses

(notwithstanding the fact that such individual is not considered a resident of the United States). Individual non-U.S. holders who have spent (or expect to spend) 183 days or more in the United States in the taxable year in which they contemplate a sale or other disposition of a note are urged to consult their tax advisors as to the tax consequences of such sale. If a non-U.S. holder that is a foreign corporation falls under clause (1), it generally will be taxed on the net gain derived from a sale in the same manner as a U.S. holder and, in addition, may be subject to the branch profits tax on such effectively connected income at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty).

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

    United States backup withholding tax will not apply to payments on the notes to a non-U.S. holder if the statement described in clause (4) of "Interest Income" is duly provided by such holder, provided that the payor does not have actual knowledge that the holder is a United States person. Information reporting requirements may apply with respect to interest payments on the notes, in which event the amount of interest paid and tax withheld (if any) with respect to each non-U.S. holder will be reported annually to the Internal Revenue Service. Information reporting requirements and backup withholding tax will not apply to any payment of the proceeds of the sale of notes effected outside the United States by a foreign office of a "broker" as defined in applicable United States Treasury regulations (absent actual knowledge that the payee is a United States person), unless such broker (1) is a United States person as defined in the Internal Revenue Code, (2) is a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (3) is a controlled foreign corporation for United States federal income tax purposes or (4) is a foreign partnership with certain U.S. connections. Payment of the proceeds of any such sale effected outside the United States by a foreign office of any broker that is described in clause (1), (2), (3) or (4) of the preceding sentence may be subject to backup withholding tax and information reporting requirements, unless such broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and certain other conditions are met, or the beneficial owner otherwise establishes an exemption. Payment of the proceeds of any such sale to or through the United States office of a broker is subject to information reporting and backup withholding requirements unless the beneficial owner of the notes provides the statement described in clause (4) of "--Interest Income" or otherwise establishes an exemption.

THE COMMON STOCK

    The rules governing United States federal income taxation of a non-U.S. holder of common stock are complex and no attempt will be made herein to provide more than a summary of such rules. Non-U.S. holders should consult with their own tax advisors to determine the effect of federal, state, local and foreign income tax laws, as well as treaties, with regard to an investment in the common stock, including any reporting requirements.

DIVIDENDS

    Distributions made with respect to the common stock that are treated as dividends paid, as described above under "--Taxation of U.S. Holders--The Common Stock--Dividends," to a non-U.S. holder (excluding dividends that are effectively connected with the conduct of a United States trade or business by such holder and are taxable as described below) will be subject to United States federal withholding tax at a 30% rate (or a lower rate provided under an applicable income tax treaty). Except to the extent that an applicable income tax treaty otherwise provides, a non-U.S. holder will be taxed in the same manner as a U.S. holder on dividends paid (or deemed paid) that are effectively connected with the conduct of a United States trade or business by the non-U.S. holder. If such non-U.S. holder is a foreign corporation, it may also be subject to a United States branch profits tax on such effectively connected income at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty). Even though such effectively connected dividends are subject to income tax and may be subject to the branch profits tax, they will not be subject to United States federal withholding tax if the holder delivers a properly executed Internal Revenue Service Form W-8ECI (or successor form) to the payor or the payor's agent.

    A non-U.S. holder who wishes to claim the benefit of an applicable income tax treaty is required to satisfy certain certification and other requirements. If the non-U.S. holder is eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty, such holder may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

SALE OR EXCHANGE OF COMMON STOCK

    A non-U.S. holder generally will not be subject to United States federal income tax or withholding tax on the sale, exchange or other disposition of common stock unless (1) the gain is effectively connected with a United States trade or business of the non-U.S. holder, (2) in the case of a non-U.S. holder who is an individual, such holder is present in the United States for a period or periods aggregating 183 days or more during the taxable year of the disposition, and either (A) such holder has a "tax home" in the United States or
(B) the disposition is attributable to an office or other fixed place of business maintained by such holder in the United States or (3) the Company is or has been a "U.S. real property holding corporation" for United States federal income tax purposes. The Company believes that it is not currently and does not anticipate becoming a "U.S. real property holding corporation" for United States federal income tax purposes.

    If an individual non-U.S. holder falls under clause (1) above, such individual generally will be taxed on the net gain derived from a sale in the same manner as a U.S. holder. If an individual non-U.S. holder falls under clause (2) above, such individual generally will be subject to a flat 30% tax on the gain derived from a sale, which may be offset by certain United States capital losses (notwithstanding the fact that such individual is not considered a resident of the United States). Individual non-U.S. holders who have spent (or expect to spend) 183 days or more in the United States in the taxable year in which they contemplate a sale of common stock are urged to consult their tax advisors as to the tax consequences of such sale. If a non-U.S. holder that is a foreign corporation falls under clause (1), it generally will be taxed on the net gain derived from a sale in the same manner as a U.S. holder and, in addition, may be subject to the branch profits tax on such effectively connected income at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty).

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

    Dividends on common stock held by a non-U.S. holder will be subject to information reporting and may be subject to backup withholding requirements unless certain certification requirements are satisfied. United States information reporting requirements and backup withholding tax will not apply to any payment of the proceeds of the sale of common stock effected outside the United States by a foreign office of a "broker" as defined in applicable Treasury regulations, unless such broker (1) is a United States person as defined in the Internal Revenue Code, (2) is a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (3) is a controlled foreign corporation for United States federal income tax purposes or (4) is a foreign partnership with certain U.S. connections. Payment of the proceeds of any such sale effected outside the United States by a foreign office of any broker that is described in clause (1), (2), (3) or (4) of the preceding sentence may be subject to backup withholding tax and information reporting requirements, unless such broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and certain other conditions are met, or the beneficial owner otherwise establishes an exemption. Payment of the proceeds of any such sale to or through the United States office of a broker is subject to backup withholding tax and information reporting requirements unless the beneficial owner of the common stock certifies to the payor or the payor's agent, under penalties of perjury, that it is not a United States person and provides its name, address and certain other information on a properly executed Internal Revenue Service Form W-8BEN or a suitable substitute form or otherwise establishes an exemption.

U.S. FEDERAL ESTATE TAX

    The U.S. federal estate tax will not apply to notes owned by an individual who is not a citizen or resident of the United States at the time of his or her death, provided that (1) the individual does not actually or constructively own 10% or more of the total combined voting power of the Company's stock entitled to vote and (2) interest on the note would not have been, if received at the time of death, effectively connected with the conduct of a trade or business in the United States by such individual. However, common stock held by a decedent at the time of his or her death will be included in such holder's gross estate for U.S. federal estate tax purposes unless an applicable estate tax treaty provides otherwise. Noteholders that are individuals should be aware that there have been recent amendments to the U.S. federal estate tax rules, and such holders should consult with their own tax advisors with regard to an investment in the notes and the common stock.

THE UNITED STATES FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER'S PARTICULAR SITUATION. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF THE SECURITIES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN UNITED STATES FEDERAL OR OTHER TAX LAWS.

                                 LEGAL MATTERS

    The validity of the notes and any shares of common stock issuable upon conversion of the notes offered hereby have been passed upon for us by Covington & Burling, New York, New York.

                            INDEPENDENT ACCOUNTANTS

    The consolidated financial statements and schedule supporting such consolidated financial statements of Computer Associates International, Inc. and subsidiaries as of March 31, 2002 and 2001 and for each of the years in the three-year period ended March 31, 2002, included in Computer Associates International, Inc. and subsidiaries Annual Report on Form 10-K for the year ended March 31, 2002, have been incorporated by reference in this registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference in this registration statement, and upon the authority of said firm as experts in accounting and auditing.

    With respect to the unaudited interim financial information for the periods ended June 30, 2002 and 2001, incorporated by reference herein, the independent accountants have reported that they applied limited procedures in accordance with professional standards for a review of such information. However, their separate report included in the Company's quarterly report on Form 10-Q for the quarter ended June 30, 2002, and incorporated by reference herein, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act of 1933 (the "1933 Act") for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the 1933 Act.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth the costs and expenses payable by Computer Associates in connection with resales of the securities being registered. All amounts are estimates subject to future contingencies except the SEC registration statement filing fee.

SEC Registration Statement Filing Fee.......................  $ 60,720
Legal Fees and Expenses.....................................    50,000
Accounting Fees and Expenses................................    20,000
Printing Fees...............................................    40,000
Miscellaneous...............................................     4,280
                                                              --------
  Total.....................................................  $175,000
                                                              ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145 of the General Corporation Law of the State of Delaware (the "Delaware Law") empowers a Delaware corporation to indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceedings, whether civil, criminal, administrative or investigative (other than action by or in the right of such corporation), by reason of the fact that such person was an officer or director of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such officer or director acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, and, for criminal proceedings, had no reasonable cause to believe his conduct was unlawful. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation in the performance of his duty. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director actually and reasonably incurred.

    In accordance with Delaware Law, the certificate of incorporation of Computer Associates contains a provision to limit the personal liability of the directors of Computer Associates for violations of their fiduciary duty. This provision eliminates each director's liability to Computer Associates or its stockholders for monetary damages except (1) for any breach of the director's duty of loyalty to Computer Associates or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the Delaware Law providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions, or (4) for any transaction from which a director derived an improper personal benefit. The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any such actions involving gross negligence.

    Reference is made to Section 5 of the registration rights agreement incorporated by reference as Exhibit 4.2 hereto for a description of the indemnification arrangements in connection with the registration of the notes under the Securities Act.

ITEM 16. EXHIBITS

       EXHIBIT
       NUMBER                                   DESCRIPTION
---------------------   ------------------------------------------------------------
          4.1           Rights Agreement dated as of June 18, 1991 between the
                        Company and Manufacturers Hanover Trust Company (a)

         *4.2 Registration Rights Agreement, dated as of March 18, 2002, between Computer Associates and the Initial Purchasers

         *4.3           Indenture between the Company and State Street Bank and
                        Trust Company, including form of Note

         *5.1           Opinion of Covington & Burling, dated September 13, 2002

         12.1           Statement Regarding Computation of Ratios

        *23.1           Consent of KPMG LLP, independent accountants

        *23.2           Awareness Letter of KPMG LLP, independent accountants

        *23.3           Consent of Covington & Burling (included in opinion filed as exhibit 5.1)

        *24.1 Power of Attorney (as set forth on the signature pages of this Registration Statement)

        *25.1           Statement of Eligibility of Trustee on Form T-1

------------------------

*   Filed herewith.

(a) Incorporated by reference to our Annual Report on Form 10-K for the fiscal year ended March 31, 2002, filed with the SEC on May 15, 2002

ITEM 17. UNDERTAKINGS

    The undersigned registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

           (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

           (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of the securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

           (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

PROVIDED, HOWEVER, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the

Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Registration Statement on Form S-3 and has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized in the City Islandia, State of New York, on this 13th day of September, 2002.

                                                       COMPUTER ASSOCIATES INTERNATIONAL, INC.

                                                       By:  /s/ SANJAY KUMAR
                                                            -----------------------------------------
                                                            Name: Sanjay Kumar
                                                            Title: President and Chief Executive
                                                            Officer

                               POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS:

    That the undersigned officers and directors of Computer Associates International, Inc. do hereby constitute and appoint Ira H. Zar and Steven M. Woghin, and each of them, the lawful attorney and agent or attorneys and agents with power and authority to do any and all acts and things and to execute any and all instruments which said attorneys and agents, or either of them, determine may be necessary or advisable or required to enable Computer Associates International, Inc. to comply with the Securities Exchange Act of 1934, as amended, and any rules or regulations or requirements of the Securities and Exchange Commission in connection with this registration statement on Form S-3. Without limiting the generality of the foregoing power and authority, the powers granted include the power and authority to sign the names of the undersigned officers and directors in the capacities indicated below to this registration statement or amendments or supplements thereto (including registration statements filed pursuant to Rule 462(b)), and each of the undersigned hereby ratifies and confirms all that said attorneys and agents, or either of them, shall do or cause to be done by virtue hereof. This Power of Attorney may be signed in several counterparts.

    IN WITNESS WHEREOF, each of the undersigned has executed this Power of Attorney as of the date indicated opposite the name.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-3 has been signed by the following persons in the capacities and on the dates indicated.

                      SIGNATURE                                   TITLE                    DATE
                      ---------                                   -----                    ----
                  /s/ SANJAY KUMAR                         President and Chief
     -------------------------------------------            Executive Officer       September 12, 2002
                    Sanjay Kumar                        (Chief Executive Officer)

     -------------------------------------------                Chairman
                   Charles B. Wang

                      SIGNATURE                                   TITLE                    DATE
                      ---------                                   -----                    ----
                /s/ RUSSELL M. ARTZT
     -------------------------------------------        Executive Vice President    September 12, 2002
                  Russell M. Artzt                            and Director

                  /s/ KENNETH CRON
     -------------------------------------------                Director            September 12, 2002
                    Kenneth Cron

               /s/ ALFONSE M. D'AMATO
     -------------------------------------------                Director            September 12, 2002
                 Alfonse M. D'Amato

               /s/ ROBERT E. LA BLANC
     -------------------------------------------                Director            September 12, 2002
                 Robert E. La Blanc

                  /s/ JAY W. LORSCH
     -------------------------------------------                Director            September 12, 2002
                    Jay W. Lorsch

     -------------------------------------------                Director
                    Lewis Ranieri

               /s/ WALTER P. SCHUETZE
     -------------------------------------------                Director            September 12, 2002
                 Walter P. Schuetze

                /s/ ALEX SERGE VIEUX
     -------------------------------------------                Director            September 12, 2002
                  Alex Serge Vieux

                 /s/ THOMAS H. WYMAN
     -------------------------------------------                Director            September 12, 2002
                   Thomas H. Wyman

                                                        Executive Vice President
                   /s/ IRA H. ZAR                      and Chief Financial Officer
     -------------------------------------------        (Chief Financial Officer    September 12, 2002
                     Ira H. Zar                           and Chief Accounting
                                                                Officer)

                                 EXHIBIT INDEX

       EXHIBIT
       NUMBER                                   DESCRIPTION
---------------------   ------------------------------------------------------------
         4.2            Registration Rights Agreement, dated as of March 18, 2002, between Computer Associates and the Initial Purchasers

         4.3            Indenture between the Company and State Street Bank and
                        Trust Company, including form of Note

         5.1            Opinion of Covington & Burling

        23.1            Consent of KPMG LLP, independent accountants

        23.2            Awareness Letter of KPMG LLP, independent accountants

        23.3            Consent of Covington & Burling (included in opinion filed as exhibit 5.1)

        24.1 Power of Attorney (as set forth on the signature pages of this Registration Statement)

        25.1            Statement of Eligibility of Trustee on Form T-1